Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED APRIL 26, 2010
Exhibit 99.2 — Agreement and Plan of Arrangement	9
AGREEMENT AND PLAN OF ARRANGEMENT BETWEEN WUXI PHARMATECH (CAYMAN) INC. AND CHARLES RIVER LABORATORIES INTERNATIONAL, INC. DATED APRIL 26, 2010
Exhibit 99.3 — Voting Agreement (General Atlantic)	95
VOTING AGREEMENT BETWEEN CHARLES RIVER LABORATORIES INTERNATIONAL, INC. AND THE SHAREHOLDERS LISTED THEREIN DATED APRIL 26, 2010
Exhibit 99.4 — Voting Agreement (Ge Li)	113
VOTING AGREEMENT BETWEEN CHARLES RIVER LABORATORIES INTERNATIONAL, INC. AND THE SHAREHOLDERS LISTED THEREIN DATED APRIL 26, 2010
Exhibit 99.5 — Voting Agreement (Warburg Pincus)	125
VOTING AGREEMENT BETWEEN CHARLES RIVER LABORATORIES INTERNATIONAL, INC. AND THE SHAREHOLDERS LISTED THEREIN DATED APRIL 26, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/S/ EDWARD HU
	Name:	Edward Hu
	Title:	Chief Financial Officer

Date: April 26, 2010

Exhibit 99.1

For Immediate Release

CHARLES RIVER LABORATORIES AND WUXI PHARMATECH TO COMBINE,

CREATING THE FIRST GLOBAL CRO OFFERING FULLY INTEGRATED

EARLY-STAGE DRUG DEVELOPMENT SERVICES TO CLIENTS WORLDWIDE

—$1.6 Billion Transaction Transforms CRO Landscape by Creating One Provider Delivering

Services from Molecule Creation through First-in-Human Testing—

—Leverages the Leading Chemistry and In Vivo Biology Franchises—

—Expands Clients’ Ability to Place Early-Stage Studies in North America, Europe or China—

—Acquisition Expected to Be Neutral to Slightly Accretive to

Charles River’s 2011 Non-GAAP EPS —

WILMINGTON, MA, and SHANGHAI, CHINA, April 26, 2010 – Charles River Laboratories International, Inc. (NYSE: CRL), a leading global provider of research models and associated services and of preclinical drug development services, and WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading drug research and development outsourcing company with expertise in discovery chemistry and with operations in China and the United States, today announced that they have signed a definitive agreement under which Charles River and WuXi will combine in a cash and stock transaction valued at approximately $1.6 billion.

The combined company, which will retain the name Charles River, will offer an expanded portfolio of products and outsourced services to multinational pharmaceutical, biotechnology and medical device companies and academic and government institutions who increasingly seek the flexibility to access high quality, early-stage drug development expertise from chemistry to man from one global company.

“This transaction revolutionizes the contract research landscape by creating the only global contract research organization, or CRO, to offer fully integrated research and drug development services from molecule creation to first-in-human testing,” said James C. Foster, Chairman, President and Chief Executive Officer of Charles River.

“We regard this as a transformational transaction that sets a new standard in the outsourced drug development services industry,” Mr. Foster continued. “For the first time, our existing and potential clients will be able to obtain support for their early-stage drug development needs from one company with unparalleled scientific depth and breadth in chemistry and biology. We will be a more valuable strategic partner to our clients by offering both upstream and downstream support for their efforts to bring new drugs to market. Further, we will be able to provide our integrated portfolio of products and services globally, affording clients the opportunity to work in the locale which suits them best: North America, Europe or China.”

Dr. Ge Li, Chairman and Chief Executive Officer of WuXi, said: “This combination represents a true win-win scenario that significantly expands the global reach and growth opportunities for both companies. As a result of this transaction, Charles River will be able to immediately expand its presence in China and avail itself of WuXi’s expertise in chemistry services, while simultaneously, WuXi will be in a position to accelerate its good laboratory practice (GLP) toxicology capabilities. Together, we will offer our clients unparalleled support to meet their early-stage drug development needs.”

Mr. Foster concluded, “We have tremendous respect for WuXi and its skilled team, who have built a market-leading company with a significant presence in China, a region many of our clients consider to be the new frontier for drug development. The combination of WuXi and Charles River brings together two companies with a shared mission: to support and accelerate our clients’ drug development efforts. Both companies’ corporate cultures share a commitment to scientific expertise, exceeding clients’ expectations, dedication to employees, and building a valuable enterprise for shareholders.”

Leadership and Integration

Mr. Foster will continue to lead the combined company and Dr. Li will become Corporate Executive Vice President and President of Global Discovery and China Services, which will be a new reporting segment for the Company. In addition, Dr. Li and two other WuXi directors will join the Board of Charles River.

As soon as practicable, Charles River and WuXi will form a joint integration team to fully assess the logistics of the combination and optimization of our resources.

Financial Implications

As a result of the combination, Charles River expects to achieve pre-tax cost savings and synergies of approximately $20 million on an annualized basis, beginning in 2011, principally from consolidation of corporate infrastructure, as well as from operating efficiencies. The transaction is expected to be neutral to slightly accretive to 2011 earnings per share on a non-GAAP basis and increasingly accretive thereafter. Items excluded from non-GAAP results are expected to include all deal-related costs including amortization. Charles River also expects revenue growth to increase as a result of a broader portfolio of essential products and services, a larger global footprint and the opportunity to sell upstream and downstream to the client base.

Financial Terms of the Transaction

Under the terms of the agreement, which was unanimously approved by the boards of directors of both companies, the total consideration to be paid will be $21.25 per WuXi American Depositary Share (ADS), subject to the collar described below. Each WuXi ADS will be exchanged for $11.25 in cash and $10.00 of Charles River common stock determined by an exchange ratio. This exchange ratio will be determined by dividing $10.00 by the weighted average Charles River common stock closing price as reported on the New York Stock Exchange (NYSE) for the 20-day trading period ending on the second business day prior to closing (Charles River Average Price). However, if the Charles River Average Price is equal to or greater than $43.1726, then the exchange ratio will be fixed at 0.2316, and if the Charles River Average Price is equal to or less than $37.1486, then the exchange ratio will be fixed at 0.2692. Please note, each WuXi ADS trading on the NYSE represents eight (8) WuXi ordinary shares. Based on WuXi’s closing stock price of $16.57 on April 23, 2010, the transaction represents a premium to WuXi shareholders of 28%. Based on the 30-day average closing price of $15.45, the premium is 38%. The exchange of WuXi shares for cash and Charles River shares is expected to be taxable to WuXi’s shareholders under U.S. tax law. Charles River stock will continue to be listed on the NYSE under the symbol CRL.

Financing

Charles River intends to finance the cash portion of the transaction through balance sheet cash on hand and one or more sources of new debt financing. Charles River has received a financing commitment for a $1.25 billion credit facility from J.P. Morgan Chase and Bank of America Merrill Lynch.

Approvals and Time to Close

The transaction is subject to approval by each company’s stockholders and the satisfaction of customary closing conditions and regulatory approvals. Subject to the satisfaction of these conditions, the companies anticipate completing the transaction by the fourth quarter of 2010.

Advisors

J.P. Morgan Securities Inc. is acting as financial advisor and Davis Polk & Wardwell LLP is acting as legal advisor to Charles River. Credit Suisse is acting as exclusive financial advisor and Cravath Swaine & Moore LLP and O’Melveny & Myers are acting as legal advisors to WuXi.

Webcast

Charles River has scheduled a live webcast on Monday, April 26, at 8:30 a.m. ET to discuss the proposed acquisition of WuXi. To participate, please go to ir.criver.com and select the webcast link. You can also find the associated slide presentation and reconciliations of non-GAAP financial measures to comparable GAAP financial measures on the website.

About Charles River

Accelerating Drug Development. Exactly. Charles River provides essential products and services to help pharmaceutical and biotechnology companies, government agencies and leading academic institutions around the globe accelerate their research and drug development efforts. Our approximately 8,000 employees worldwide are focused on providing clients with exactly what they need to improve and expedite the discovery, development through first-in-human evaluation, and safe manufacture of new therapies for the patients who need them. To learn more about our unique portfolio and breadth of services, visit www.criver.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech's services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech's operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on current expectations and beliefs of Charles River Laboratories International, Inc. (Charles River) and WuXi PharmaTech (Cayman) Inc. (WuXi), and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the combination; 2) problems may arise in successfully integrating the businesses of the two companies; 3) the acquisition may involve unexpected costs; 4) the combined company may be unable to achieve cost synergies; 5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and 6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission (SEC) reports filed or furnished by Charles River and WuXi.

Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River and WuXi. Charles River and WuXi assume no obligation and expressly disclaim any duty to update information contained in this filing except as required by law.

Additional Information

This document may be deemed to be solicitation material in respect of the proposed combination of Charles River and WuXi. In connection with the proposed transaction, Charles River will file a preliminary proxy statement and a definitive proxy statement with the SEC. The information contained in the preliminary filing will not be complete and may be changed. Before making any voting or investment decisions, investors and security holders are urged to read the definitive proxy statement when it becomes available and any other relevant documents filed with the SEC because they will contain important information. The definitive proxy statement will be mailed to the shareholders of Charles River seeking their approval of the proposed transaction. Charles River’s shareholders will also be able to obtain a copy of the definitive proxy statement free of charge by directing a request to: Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel. In addition, the preliminary proxy statement and definitive proxy statement will be available free of charge at the SEC’s website, www.sec.gov or shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com.

Charles River and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on March 30, 2010. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Charles River shareholders in connection with the proposed transaction will be set forth in the preliminary proxy statement when it is filed with the SEC.

This document does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. The Charles River shares to be issued in the proposed transaction have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Charles River intends to issue such Charles River shares pursuant to the exemption from registration set forth in Section 3(a)(10) of the Securities Act.

Contacts

For Charles River:	For WuXi PharmaTech:

Investor Contact:	Investor Contact:
Susan E. Hardy	Ronald Aldridge
Corporate Vice President, Investor Relations	Director of Investor Relations
Tel: 781.222.6190	Tel: 201.585.2048
Email: susan.hardy@crl.com	Email: ir@wuxiapptec.com

Media Contact:	Media Contact:
Amy Cianciaruso	Stephanie Liu
Director, Public Relations	Tel: 86.21.5046.4362
Tel: 781.222.6168	Email: pr@wuxiapptec.com
Email: amy.cianciaruso@crl.com

# # #

Exhibit 99.2

EXECUTION COPY

AGREEMENT AND PLAN OF ARRANGEMENT

dated as of

April 26, 2010

between

WUXI PHARMATECH (CAYMAN) INC.

and

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

Section 11.09. WAIVER OF JURY TRIAL	92
Section 11.10. Counterparts; Effectiveness	92
Section 11.11. Entire Agreement	92
Section 11.12. Severability	92
Section 11.13. Specific Performance	93

AGREEMENT AND PLAN OF ARRANGEMENT

AGREEMENT AND PLAN OF ARRANGEMENT (this “Agreement”) dated as of April 26, 2010 between WuXi PharmaTech (Cayman) Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), and Charles River Laboratories International, Inc., a Delaware corporation (“Acquiror”).

W I T N E S S E T H :

WHEREAS, subject to the terms and conditions of this Agreement, Acquiror is offering to acquire all of the outstanding ordinary shares, par value US$0.02 each, of the Company (the “Company Shares”) (such acquisition is hereinafter referred to as the “Acquisition”);

WHEREAS, the respective Boards of Directors of Acquiror and the Company have approved this Agreement pursuant to which, among other things, Acquiror would make the Acquisition by means of the Scheme (as defined below) on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Company has agreed to propose to its shareholders a statutory scheme of arrangement under Section 86 of the Companies Law (2009 Revision) of the Cayman Islands (the “Cayman Companies Law”) pursuant to which, among other things, all of the then outstanding Company Shares shall be transferred to Acquiror;

WHEREAS, as an inducement to and condition to Acquiror’s willingness to enter into this Agreement, certain shareholders of the Company are entering into voting agreements with Acquiror simultaneously with the execution of this Agreement (the “Voting Agreements”), whereby, among other things, such shareholders undertake, subject to certain terms and conditions, to vote all of their Company Shares (including causing Company Shares represented in American Depositary Shares of the Company to be voted) to approve the Scheme at the Company Shareholder Meeting; and

WHEREAS, the parties hereto have entered into this Agreement to set out their agreements in respect of the Acquisition and the Scheme.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“Acquiror Acquisition Proposal” means an Acquisition Proposal with respect to Acquiror.

“Acquiror Balance Sheet” means the consolidated balance sheet of Acquiror as of December 26, 2009 and the footnotes thereto set forth in the Acquiror’s annual report on Form 10-K filed on February 19, 2010.

“Acquiror Balance Sheet Date” means December 26, 2009.

“Acquiror Convertible Notes” means the 2.25% Convertible Senior Notes due 2013 of Acquiror, issued pursuant to the Indenture, dated as of June 12, 2006, between Acquiror and U.S. Bank National Association, as trustee.

“Acquiror Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by Acquiror to the Company.

“Acquiror Restricted Share” means any compensatory award of Acquiror Stock that is subject to transfer restrictions or forfeiture based on performance or continuing service, whether granted under any equity compensation plan or arrangement of Acquiror or otherwise.

“Acquiror Stock” means the common stock, par value US$0.01 each, of Acquiror.

“Acquiror Stock Option” means any outstanding compensatory option to purchase Acquiror Stock, whether granted under any equity compensation plan or arrangement of Acquiror or otherwise.

“Acquiror Warrants” means the outstanding warrants to purchase Acquiror Stock issued pursuant to (i) the letter agreement dated as of June 6, 2006 by and between Acquiror and JPMorgan Chase Bank, National Association, (ii) the letter agreement dated as of June 6, 2006 by and between Acquiror and Credit Suisse International and (iii) the letter agreement dated as of June 6, 2006 by and between Acquiror and Wachovia Capital Markets, LLC.

“Acquisition Proposal” means, with respect to either the Company or Acquiror (each an “Applicable Party”), other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Applicable Party and its Subsidiaries or 20% or more of any class of equity or voting securities of the Applicable Party or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Applicable Party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 20% or more of any class of equity or voting securities of the Applicable Party or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Applicable Party or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution, scheme of arrangement, amalgamation or other similar transaction involving the Applicable Party or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Applicable Party.

“ADSs” means the American Depositary Shares of the Company, each representing eight Company Shares, listed on the NYSE.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”) means, as used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Applicable Law” means, with respect to any Person, any federal, national, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree or ruling enacted, adopted or promulgated by a Governmental Authority that is legally binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or Shanghai, the PRC are authorized or required by Applicable Law to close.

“Closing Date” means the date on which the Closing occurs.

“Code” means the U.S. Internal Revenue Code of 1986.

“Company Acquisition Proposal” means an Acquisition Proposal with respect to the Company.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2009 and the footnotes thereto set forth in the Company’s annual report on Form 20-F filed on April 23, 2010.

“Company Balance Sheet Date” means December 31, 2009.

“Company Convertible Notes” means the convertible notes of the Company in the aggregate principal amount of US$40,000,000 issued on February 9, 2007 pursuant to the Note Purchase Agreement dated as of January 26, 2007, by and among the Company, General Atlantic Partners (Bermuda), L.P., GAP-W International, LLC, GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAP Coinvestments CDA, L.P., GAPCO GmbH & Co. KG and J. P. Morgan Securities Ltd.

“Company Credit Agreement” means the Facilities Agreement dated as of January 8, 2009 among the Company, the Subsidiaries of the Company party thereto and JPMorgan Chase Bank, N.A., as lender.

“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by the Company to Acquiror.

“Company Proxy Statement” means the notice of the Company Shareholder Meeting and accompanying explanatory statement, proxy form and other proxy materials, including all appendices thereto, to be sent to Shareholders in connection with the Company Shareholder Meeting and the Scheme in general.

“Company Restricted Share Unit” means any compensatory unit award in respect of Company Shares that is subject to restrictions or forfeiture based on performance or continuing service, whether granted under any equity compensation plan or arrangement of the Company or otherwise.

“Company Shareholder Meeting” means the meeting of Shareholders to consider and vote on the Scheme, including any and all meetings held thereafter as a result of any adjournment or postponement thereof, to be convened by the Court and held in accordance with the Interim Order.

“Company Stock Option” means any outstanding compensatory option to purchase Company Shares, whether granted under any equity compensation plan or arrangement of the Company or otherwise.

“Court” means the Grand Court of the Cayman Islands.

“Effective Time” means the time at which the Final Order is filed by the Company with the Registrar.

“Environmental Laws” means any Applicable Law relating to the protection of the environment or to pollutants, contaminants or hazardous or toxic substances, wastes or materials.

“Environmental Permits” means all permits, licenses, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Laws.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Ex Parte Summons” means a summons seeking directions from the Court in connection with the Scheme filed with the Court pursuant to the Grand Court Rules (1995 Revision).

“Final Order” means the final order of the Court sanctioning the Scheme on the terms and conditions set forth in this Agreement, as such order may be amended by the Court at any time prior to the Effective Time (provided that any such amendment shall be acceptable to each of Acquiror and the Company, each acting reasonably).

A “Financial Market Event” shall exist, at any time, if: (i) none of the Money Center Banks have provided any loan commitments for acquisition financings in the U.S. during the period of 10 consecutive Business Days prior to such time; (ii) proceeds from the Financing or any Substitute Financing are not available at such time; and (iii) Acquiror has complied in all material respects with its obligations under Section 8.01.

“Governmental Authority” means any transnational, federal, state, national, provincial or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any pollutant, contaminant, or toxic, radioactive, ignitable or otherwise hazardous substance, waste or material, or any other substance, waste or material that is regulated under any Environmental Law.

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application, (ii) inventions and discoveries, whether patentable or not, in any jurisdiction, patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction, (iii) Trade Secrets, (iv) writings and other works, whether copyrightable or not, in any jurisdiction, and any and all copyright rights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof, (v) moral rights, database rights, design rights, industrial property rights, publicity rights and privacy rights and (vi) any similar intellectual property or proprietary rights.

“Interim Order” means the order of the Court made at the hearing of the Ex Parte Summons as contemplated by Section 6.02.

“knowledge” of any Person that is not an individual means the knowledge of such Person’s executive officers after reasonable inquiry.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means, with respect to any Person, a material adverse effect on (i) the financial condition, business, assets or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in the financial or securities markets or general economic, political or regulatory conditions (including changes resulting from the items set forth in clause (D) below), to the extent such changes do not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other participants in the industry in which such Person and its Subsidiaries operate (and taking into account for purposes of determining whether a Material Adverse Effect has occurred only the materially disproportionate portion of the adverse effect of such changes), (B) changes or conditions generally affecting the industry in which such Person and its Subsidiaries operate, to the extent that such changes or conditions do not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other participants in the industry in which such Person and its Subsidiaries operate (and taking into account for purposes of determining whether a Material Adverse Effect has occurred only the materially disproportionate portion of the adverse effect of such changes), (C) changes, after the date of this Agreement, of Applicable Law or applicable accounting regulations or principles or interpretations thereof, to the extent that such changes do not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other participants in the industry in which such Person and its Subsidiaries operate (and taking into account for purposes of determining whether a Material Adverse Effect has occurred only the materially disproportionate portion of the adverse effect of such changes), (D) acts of war, sabotage or terrorism, other outbreaks or escalations of hostilities or natural disasters, to the extent that they do not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other participants in the industry in which such Person and its Subsidiaries operate (and taking into account for purposes of determining whether a Material Adverse Effect has occurred only the materially disproportionate portion of the adverse effect of such changes), (E) the announcement or consummation of the transactions contemplated by this Agreement, the announcement of the identity of Acquiror or any of its Affiliates as the acquiror of the Company or any Person’s performance of or compliance with the terms of this Agreement (including any loss of customers or employees resulting from the items set forth in this clause (E)) or (F) any change, in and of itself, in such Person’s stock price or trading volume, or any failure, in and of itself, by such Person to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that this clause (F) shall not prevent a party from asserting that any event, occurrence, development or state of circumstances or facts that may have contributed to such change or failure independently constitutes or contributes to a Material Adverse Effect) or (ii) such Person’s ability to consummate the transactions contemplated by this Agreement.

“Money Center Banks” means Bank of America, N.A., Barclays Bank PLC, Citibank, N.A., Credit Suisse, Goldman Sachs Credit Partners L.P., HSBC Bank USA, National Association, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., The Royal Bank of Scotland plc, Wells Fargo Bank, National Association, and their respective Affiliates.

“NYSE” means the New York Stock Exchange, Inc.

“1933 Act” means the U.S. Securities Act of 1933, as amended.

“1934 Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Permitted Liens” means (i) statutory or common law liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith by appropriate proceedings, provided that an adequate reserve therefor is being maintained to the extent required by U.S. GAAP or PRC GAAP, (ii) (A) applicable zoning restrictions, (B) the terms of any lease or license with respect to the property leased or licensed thereby, or (C) easements, rights or restrictions on the use of real property if the same do not materially impair the current use of such property, in each case that do not render title unmarketable and do not materially interfere with the ordinary course of business, (iii) liens to secure landlords, lessors or renters under leases or rental agreements incurred in the ordinary course of business, (iv) deposits or pledges made in the ordinary course of business in connection with, or to secure payment of, workers’ compensation, unemployment insurance or old age pension programs mandated under Applicable Law, (v) liens imposed by law, such as liens in favor of carriers, warehousemen, mechanics and materialmen, liens to secure claims for labor, materials or supplies and other like liens incurred in the ordinary course of business for amounts not yet due and payable or for amounts being contested in good faith by appropriate proceedings, (vi) conditional sales or similar security interests granted in connection with the lease or purchase of equipment or supplies in the ordinary course of business, (vii) restrictions on transfer of securities imposed by Applicable Law and (viii) any other lien, encumbrance or other restriction that does not materially impair the current use of, or the ability to exercise rights of ownership over, the property subject thereto.

“Person” means an individual, corporation, company, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Petition” means a petition seeking the sanction of the Scheme filed with the Court.

“PRC” means the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“PRC Anti-Monopoly Law” means the PRC Anti-Monopoly Law adopted on August 1, 2008, as amended.

“PRC GAAP” means the 2006 China Accounting Standards and the relevant Chinese accounting rules and guidance promulgated by the Chinese Ministry of Finance.

“Registrar” means the Registrar of Companies of the Cayman Islands.

“RMB” means renminbi, the legal currency of the PRC.

“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Scheme” means the scheme of arrangement in respect of the Company under Section 86 of the Cayman Companies Law, in customary form, pursuant to which, among other things, the Acquisition will be consummated on the terms and conditions set forth in this Agreement and that the Court may approve or impose.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Sign-Off Date” means the date on which the SEC or its staff advise Acquiror that it either does not intend to review the Acquiror Proxy Statement or has no further comments on the Acquiror Proxy Statement, as applicable.

“Shareholders” means holders of Company Shares.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Substitute Financing” means any Alternative Financing that has terms that are commercially reasonable in the aggregate, taking into account the anticipated credit ratings, leverage and similar characteristics of Acquiror and its Subsidiaries following the consummation of the Acquisition.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Acquiror or the Company or any of its respective Affiliates.

“Trade Secrets” means trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person.

“20-Day Average Market Price” means the weighted average (weighted in accordance with the daily trading volume) closing price per share of Acquiror Stock on the NYSE for the 20 consecutive trading days ending on the second Business Day prior to the Closing Date.

“U.S.” means the United States of America.

“U.S. Antitrust Laws” means U.S. federal and state antitrust or competition laws.

“U.S. GAAP” means generally accepted accounting principles in the U.S.

“US$” or “US Dollars” means U.S. dollars, the legal currency of the U.S.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acquiror	Preamble
Acquiror Adverse Recommendation Change	7.05
Acquiror Board Recommendation	5.02
Acquiror Confidentiality Agreement	7.05
Acquiror Employee Plan	7.07
Acquiror Intellectual Property	5.20
Acquiror Material Contracts	5.21
Acquiror Permits	5.13
Acquiror Proxy Statement	4.10
Acquiror SEC Documents	5.07
Acquiror Securities	5.05
Acquiror Stockholder Approval	5.02
Acquiror Stockholder Meeting	7.04
Acquiror Subsidiary Securities	5.06
Acquiror Superior Proposal	7.05
Acquisition	Recitals
Acquisition Consideration	2.02
Adjusted Option	2.04
Adjusted Restricted Share Unit	2.04
Agreement	Preamble

Term	Section
Alternative Financing	8.01
Anti-Monopoly Bureau	8.01
Arrangers	5.15
Cash Amount	2.02
Cayman Companies Law	Recitals
Cayman Court Documents	6.02
Closing	2.01
Company	Preamble
Company Adverse Recommendation Change	6.03
Company Board Recommendation	4.02
Company Confidentiality Agreement	6.03
Company Employee	7.07
Company Employee Plans	4.18
Company Intellectual Property	4.16
Company International Plan	4.18
Company Material Contracts	4.22
Company Permits	4.13
Company SEC Documents	4.07
Company Securities	4.05
Company Shareholder Approval	4.02
Company Shares	Recitals
Company Subsidiary Securities	4.06
Company Superior Proposal	6.03
Continuation Period	7.07
D&O Insurance	7.03
Debt Commitment	5.15
Debt Commitment Letter	5.15
End Date	10.01
Equity Award Exchange Ratio	2.04
Exchange Agent	2.03
Exchange Ratio	2.02
Financial Market Extension	10.01
Financing	5.15
Financing Reverse Termination Fee	11.04
Government Officials	4.23
Indemnified Person	7.03
Instruction Letter	2.03
Multiemployer Plan	4.18
Preliminary Date	2.01
Process Agent	11.08
Related Person	11.04
Representatives	6.03
Required Financing Amount	8.01
Rollover Price	2.04
Specified Financing Condition Termination	11.04

Term	Section
Specified Regulatory Condition Reverse Termination Fee	11.04
Specified Regulatory Condition Termination	11.04
Tax	4.17
Tax Return	4.17
Tax Sharing Agreements	4.17
Taxing Authority	4.17
Termination Fee	11.04
Voting Agreements	Recitals
WARN Act	4.19

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

ARTICLE 2

THE ACQUISITION

Section 2.01. The Acquisition. (a) Subject to the terms and conditions of this Agreement, at the Effective Time, all of the then outstanding Company Shares shall be transferred to Acquiror pursuant to the Scheme.

(b) The closing of the Acquisition (the “Closing”) shall take place at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017 as soon as possible, but in any event no later than the date (the “Preliminary Date) that is two Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions; provided, however, that Acquiror shall not be required to effect the Closing during any period in which a Financial Market Event exists. Notwithstanding the foregoing, the Closing may be consummated at such other place, at such other time or on such other date as Acquiror and the Company may mutually agree.

(c) At the Closing, (i) the Company shall file the Final Order with the Registrar, and (ii) each party hereto shall make all other filings or recordings required by Applicable Law in connection with the Scheme and the Acquisition.

Section 2.02. Transfer of Company Shares. Following the Effective Time, and in accordance with the Scheme, the following shall occur in the following order without any further act by any Person or any formality:

(a) Each Company Share outstanding at the Effective Time shall, except as provided in Section 2.02(c), be transferred by the holder thereof to Acquiror in exchange for (i) US$1.40625 (the “Cash Amount”) in cash without interest and (ii) a number of shares of Acquiror Stock (such number, the “Exchange Ratio”) determined by dividing US$1.25 by the 20-Day Average Market Price, provided that (x) if the Exchange Ratio as so calculated would be less than 0.0290, then the Exchange Ratio shall be deemed to be 0.0290 and (y) if the Exchange Ratio as so calculated would be greater than 0.0336, then the Exchange Ratio shall be deemed to be 0.0336 (the “Acquisition Consideration”), subject to the payment by Acquiror of cash in lieu of any fractional share of Acquiror Stock pursuant to Section 2.06.

(b) The name of each Person who is a Shareholder immediately prior to the Effective Time shall be removed from the register of members of the Company and Acquiror shall be recorded as the sole shareholder of the Company and shall be the legal and beneficial owner of all outstanding Company Shares free and clear of any Liens.

(c) Each Company Share owned by Acquiror immediately prior to the Effective Time shall not be transferred pursuant to Section 2.02(a) and instead shall remain held by Acquiror.

Section 2.03. Exchange Agent; Payment. (a) Prior to the date on which the Company Proxy Statement is first mailed to the Shareholders, Acquiror shall appoint an agent reasonably satisfactory to the Company (the “Exchange Agent”) for the purpose of (i) taking instructions from each Shareholder regarding the name and address of the recipient of the Acquisition Consideration in respect of the Company Shares held by such Shareholder (such instructions to be delivered by means of an instruction letter setting forth the name and address of the recipient of such Acquisition Consideration in respect of such Company Shares (the “Instruction Letter”)) and (ii) distributing the Acquisition Consideration. As soon as reasonably practicable after the Effective Time, Acquiror shall cause the Exchange Agent to mail the Instruction Letter, together with instructions for the delivery of the Instruction Letter to the Exchange Agent in exchange for the Acquisition Consideration, to each holder of a Company Share outstanding at the Effective Time that was transferred to Acquiror pursuant to Section 2.02. At the Effective Time, Acquiror shall (x) make available to the Exchange Agent the aggregate Acquiror Stock portion of the Acquisition Consideration to be paid in respect of the Company Shares and (y) deposit or cause to be deposited with the Exchange Agent an amount of cash necessary to pay the aggregate cash portion of the Acquisition Consideration. Any cash deposited with the Exchange Agent to pay the cash portion of the Acquisition Consideration shall be deposited in a separate fund established for the benefit of the holders of the Company Shares outstanding at the Effective Time that were transferred to Acquiror pursuant to Section 2.02.

(b) Upon surrender to the Exchange Agent of a duly completed and executed Instruction Letter, a Shareholder shall be entitled to receive the Acquisition Consideration in respect of each Company Share transferred by such Shareholder to Acquiror pursuant to Section 2.02 and the Scheme. The shares of Acquiror Stock constituting part of such Acquisition Consideration shall be in uncertificated book-entry form.

(c) If any portion of the Acquisition Consideration is to be paid to a Person other than the Person listed in the register of members of the Company as the holder of the relevant Company Shares, it shall be a condition to such payment that (i) a proper instrument of transfer shall be executed for the proper transfer of such Company Shares and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Company Shares or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) Except as required by Applicable Law, any portion of the Acquisition Consideration made available to the Exchange Agent pursuant to this Section 2.03 that remains unclaimed by the Shareholders 12 months after the Effective Time shall be returned to Acquiror, upon demand, and any Shareholder who has not claimed the Acquisition Consideration with respect to its Company Shares in accordance with this Section 2.03 prior to that time shall thereafter look only to Acquiror for payment of the Acquisition Consideration and any cash in lieu of fractional shares pursuant to Section 2.06, in respect of such Company Shares without any interest thereon. Notwithstanding the foregoing, Acquiror shall not be liable to any Shareholder for any amounts properly paid to a public official pursuant to the requirements of applicable abandoned property, escheat or similar laws, if any. Any amounts remaining unclaimed by Shareholders immediately prior to such time, if any, when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Acquiror free and clear of any claims or interest of any Person previously entitled thereto.

(e) No dividends or other distributions with respect to shares of Acquiror Stock constituting part of the Acquisition Consideration, and no cash payment in lieu of fractional shares as provided in Section 2.06, as the case may be, shall be paid to any Shareholder until such Shareholder has delivered the Instruction Letter as provided in this Section. Following such delivery, there shall be paid, without interest, to the Person in whose name the shares of Acquiror Stock have been registered, at the time of such delivery, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.06 and the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such delivery with respect to such shares of Acquiror Stock.

(f) The payment of any transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) for which Acquiror or the Company may be liable in connection with the Acquisition (which, for the avoidance of doubt, shall not include any income, capital gains or similar taxes (or taxes in lieu of such taxes, including withholding taxes) imposed on or with respect to any Shareholder), and the filing of any related Tax returns and other documentation with respect to such Taxes and fees, shall be the sole responsibility of the Company.

Section 2.04. Equity Compensation Awards. (a) At the Effective time: (i) each Company Stock Option outstanding immediately prior to the Effective Time, whether or not exercisable or vested , shall be converted into an option (an “Adjusted Option”) to purchase, on the same terms and conditions as were applicable to such Company Stock Option immediately prior to the Effective Time, the number of shares of Acquiror Stock, rounded down to the nearest whole share, determined by multiplying the number of Company Shares subject to such Company Stock Option immediately prior to the Effective Time by the Equity Award Exchange Ratio, at an exercise price per share of Acquiror Stock (denominated in US Dollars), rounded up to the nearest whole cent, equal to the per share exercise price for the Company Shares otherwise purchasable pursuant to such Company Stock Option immediately prior to the Effective Time (denominated in US Dollars) divided by the Equity Award Exchange Ratio; provided, however, that the adjustments provided in this Section 2.04(a)(i) with respect to any Company Stock Options, whether or not they are “incentive stock options” as defined in Section 422 of the Code, are intended to be effected in a manner that is consistent with Section 424(a) of the Code and Section 409A of the Code; and (ii) each award of Company Restricted Share Units that remains unvested and outstanding immediately prior to the Effective Time shall be converted into (A) a restricted stock award (an “Adjusted Restricted Share Unit”), with the same terms and conditions as were applicable to such award of Company Restricted Share Units immediately prior to the Effective Time, covering the number of shares of Acquiror Stock, rounded down to the nearest whole share, determined by multiplying the number of Company Shares subject to such award immediately prior to the Effective Time by the Equity Award Exchange Ratio and (B) cash in lieu of any fractional Adjusted Restricted Share Unit lost to such rounding, which cash shall be payable promptly, but in no event more than 10 days after the Effective Time. The “Equity Award Exchange Ratio” means the number equal to the quotient obtained by dividing (i) the sum of (x) the Cash Amount and (y) the product obtained by multiplying (A) the Exchange Ratio by (B) the per share closing price of Acquiror Stock on the NYSE on the last trading day immediately prior to the Closing Date, as such price is reported on the screen entitled “Comp/CLOSE/PRICE” on Bloomberg L.P. (or such other source as the parties shall agree in writing) (the “Rollover Price”) by (ii) the Rollover Price.

(b) Prior to the Effective Time, the Company shall use its best efforts to (i) obtain any consents from any holders of Company Stock Options and Company Restricted Share Units and (ii) make any amendments to the terms of any equity compensation plans or arrangements and take any action, in each case that is necessary under the terms of the applicable Company Stock Options and Company Restricted Share Units to give effect to the transactions contemplated by this Section 2.04.

(c) Acquiror shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Acquiror Stock for delivery upon exercise of the Adjusted Options and the vesting of the Adjusted Restricted Share Units assumed in accordance with this Section 2.04. As soon as reasonably practicable after the Effective Time, Acquiror shall file a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the 1933 Act, with respect to the shares of Acquiror Stock subject to such Adjusted Options and Adjusted Restricted Share Units and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Adjusted Options or Adjusted Restricted Share Units remain outstanding.

(d) As soon as reasonably practicable following the Effective Time, Acquiror shall deliver to holders of Adjusted Options and Adjusted Restricted Share Units appropriate notices setting forth the terms of such awards.

Section 2.05. Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or Acquiror shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of the Company Stock Options, the Acquisition Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 2.06. Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Acquiror Stock will be issued and any Shareholder entitled to receive a fractional share of Acquiror Stock but for this Section shall be entitled to receive a cash payment in lieu thereof, which payment shall represent such Shareholder’s proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of such Shareholder of the aggregate fractional shares of Acquiror Stock that such holder otherwise would be entitled to receive.

Section 2.07. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent and Acquiror shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any Applicable Law. If the Exchange Agent or Acquiror, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares in respect of which the Exchange Agent or Acquiror, as the case may be, made such deduction and withholding.

ARTICLE 3

DIRECTORS

Section 3.01. Company Board of Directors. The Company shall take all requisite action (including obtaining the resignations of the existing directors of the Company) to cause the board of directors of the Company as of the Effective Time to be comprised of the individuals designated by Acquiror to the Company prior to the Effective Time.

Section 3.02. Acquiror Board of Directors. Acquiror shall take all requisite action to increase the size of the Board of Directors of Acquiror to 13 members and shall cause three individuals (one of which shall be Dr. Ge Li, the Chief Executive Officer of the Company) designated in writing by the Company to be appointed to the Board of Directors of Acquiror, in each case effective at the Effective Time; provided that if the Corporate Governance and Nominating Committee of the Board of Directors of Acquiror determines in good faith that any such individual does not meet the director qualification requirements set forth in Acquiror’s bylaws, corporate governance guidelines or such committee’s charter, as applied generally to director-nominees of Acquiror, then Acquiror shall not be required to appoint such individual to the Board of Directors of Acquiror, and the Company shall be entitled to designate a replacement to be appointed, subject to this proviso. In connection with the two annual stockholders’ meetings of Acquiror following the Effective Time, Acquiror shall cause each such individual (subject to his or her consent) to be included in Acquiror’s proxy statement as part of the “management slate” and recommended for election to the Board of Directors of Acquiror; provided that if the Corporate Governance and Nominating Committee of the Board of Directors of Acquiror determines in good faith that one or more of such individuals does not meet the director qualification requirements set forth in Acquiror’s bylaws, corporate governance guidelines or such committee’s charter, as applied to all other director-nominees of Acquiror, or if one or more of such individuals is unable or unwilling to serve as a member of the Board of Directors of Acquiror, then such individual(s) shall not be included in such proxy statement as part of the “management slate”, Acquiror shall so notify Dr. Ge Li, and he shall be entitled to designate one or more replacement nominees, as the case may be, to be included, subject to this proviso, in such proxy statement as part of the “management slate”.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the Company Disclosure Letter (subject to Section 11.05) or (b) as disclosed in any Company SEC Document filed on or after January 1, 2009 and prior to the date of this Agreement (excluding any disclosures in the Company SEC Documents under the headings “Risk Factors” and “Forward-Looking Statements” and any other disclosures of risks and uncertainties that are predictive or forward-looking in nature), the Company represents and warrants to Acquiror that:

Section 4.01. Corporate Existence and Power. The Company is an exempted company with limited liability duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has all corporate powers required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification or standing is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has heretofore made available to Acquiror true and complete copies of the memorandum of association and articles of association of the Company as currently in effect and all amendments thereto as of the date hereof.

Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Shareholders of the Scheme, have been duly authorized by all necessary corporate action on the part of the Company. Assuming Acquiror does not own any Company Shares, the only vote of the holders of any class or series of the Company’s share capital necessary to approve the transactions contemplated by this Agreement, including the Acquisition, is the approval of the Scheme by a majority in number of the Shareholders present and voting, whether in person or by proxy, at the Company Shareholder Meeting representing 75% or more in value of the Shares present and voting, whether in person or by proxy, at the Company Shareholder Meeting (the “Company Shareholder Approval”). This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held, the Company’s Board of Directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby, including the Acquisition, are in the best interests of the Company, (ii) unanimously approved this Agreement and the transactions contemplated hereby and (iii) unanimously resolved (subject to Section 6.03(b)) to recommend that the Shareholders approve the Scheme (such recommendation, the “Company Board Recommendation”).

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority of or in the U.S. or the Cayman Islands, other than (i) any approvals required by the Interim Order, (ii) the Final Order, (iii) filing of the Final Order with the Registrar under the Cayman Companies Law, (iv) compliance with any applicable requirements of the HSR Act and (v) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association of the Company, (ii) assuming compliance with the matters referred to in Section 4.03 and assuming that any and all filings with, notifications to, or approvals of or actions by any Governmental Authority (other than any Governmental Authority of or in the U.S. or the Cayman Islands) required in connection with the transactions contemplated by this Agreement have been made or obtained in a timely manner, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person (excluding any Governmental Authority (other than any Governmental Authority of or in the U.S. or the Cayman Islands)) under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.05. Capitalization. (a) The authorized share capital of the Company consists of US$100,050,000 divided into 5,002,500,000 Company Shares. As of April 21, 2010, there were outstanding (i) 573,524,176 Company Shares, (ii) zero preferred shares of the Company, (iii) 19,355,896 Company Restricted Share Units and (iv) Company Stock Options entitling the holders thereof to purchase an aggregate of 17,240,064 Company Shares (including exercisable Company Stock Options entitling the holders thereof to purchase an aggregate of 8,873,616 Company Shares). As of April 21, 2010, Company Convertible Notes in the aggregate principal amount of US$35.9 million are outstanding and are convertible into 22,771,002 Company Shares. All outstanding capital shares of the Company have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. Section 4.05 of the Company Disclosure Letter contains a complete and correct list of each outstanding Company Stock Option and Company Restricted Share Unit, including the date of grant, exercise price (for Company Stock Options), vesting schedule and number of Company Shares subject thereto.

(b) Except for the Company Convertible Notes, which prior to conversion have no right to vote on any matters on which the Shareholders may vote, there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Shareholders may vote. Except as set forth in this Section 4.05 and for changes since April 21, 2010 resulting from the exercise of Company Stock Options or the vesting of Company Restricted Share Units outstanding on such date or from actions permitted under Section 6.01, there are no outstanding (i) capital shares or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for capital shares or other voting securities of or ownership interests in the Company or (iii) warrants, calls, options or other rights to acquire from the Company, or other obligations of the Company to issue, any capital shares, voting securities or securities convertible into or exchangeable for capital shares or voting securities of the Company or (iv) stock appreciation rights, performance units, contingent value rights, “phantom” share or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital share of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

(c) None of (i) the Company Shares or (ii) any other Company Securities are owned by any Subsidiary of the Company.

Section 4.06. Subsidiaries. (a) Section 4.06(a) of the Company Disclosure Letter lists for each Subsidiary of the Company its jurisdiction of organization or formation, the amount of its authorized capital shares or its equivalent, the amount of its outstanding capital shares or its equivalent, and the record owners of such outstanding capital shares or its equivalent.

(b) Each Subsidiary of the Company has been duly organized or formed, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization or formation and has all organizational powers required to carry on its business as now conducted, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification or standing is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) The capital stock of or other voting securities of, or equity interests or ownership interests in, each Subsidiary of the Company, owned by the Company, directly or indirectly, is free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or equity interests or ownership interests). There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

(d) There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. There are no preemptive rights of any kind which obligate the Company or any of its Subsidiaries to issue or deliver any Company Subsidiary Securities. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting or registration of any shares of capital stock of any Subsidiary of the Company or preemptive rights with respect thereto. There are no restrictions of any kind which prevent or restrict the payment of dividends or other distributions by (i) the Company other than those imposed by Applicable Law and those set forth in the Company Convertible Notes or the Company Credit Agreement or (ii) any Subsidiary of the Company other than those set forth in Section 4.06(d) of the Company Disclosure Letter or the Company Convertible Notes or the Company Credit Agreement.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (a) The Company has filed with or furnished to the SEC, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since August 9, 2007 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) Each required form, report and document containing financial statements that has been filed with or submitted to the SEC by the Company since August 9, 2007, was accompanied by the certifications required to be filed or submitted by the Company’s principal executive officer and/or principal financial officer, as required, pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act.

(f) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities. Such disclosure controls and procedures are effective in accumulating and communicating to the Company’s management, including its principal executive officer and principal financial officer, information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act to allow timely decisions regarding required disclosure.

(g) Since January 1, 2008, the Company has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with U.S. GAAP. The Company has disclosed, based on its most recent evaluation of internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Acquiror a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2008.

(h) Since August 9, 2007, the Company has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the listing and corporate governance rules and regulations of the NYSE.

(i) Section 4.07(i) of the Company Disclosure Letter describes, and the Company has made available to Acquiror copies of the documentation creating or governing, all securitization transactions and other off-balance sheet arrangements (as defined in Item 303 of Regulation S-K promulgated under the 1933 Act) that existed or were effected by the Company or its Subsidiaries since August 9, 2007.

(j) Since August 9, 2007, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act.

Section 4.08. Financial Statements. (a) The audited consolidated financial statements (including related footnotes, where applicable) and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations, cash flows and changes in shareholders’ equity for the periods then ended (subject to normal year-end audit adjustments and the absence of notes that comply with U.S. GAAP in the case of any unaudited interim financial statements).

(b) The Company has delivered to Acquiror prior to the date hereof the most recent audited financial statements of each Subsidiary of the Company that is formed under the laws of the PRC. Such financial statements fairly present in all material respects, in conformity with PRC GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the financial position of such Subsidiary as of the dates thereof and its results of operations and cash flows for the periods then ended.

(c) The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects, in accordance with U.S. GAAP and applicable legal and regulatory requirements in the jurisdictions in which they individually and collectively operate.

(d) The revenues of the Company and its Subsidiaries from sales of goods to customers based in the PRC or the provision of services to customers based in the PRC in the fiscal year ended December 31, 2009, taken as a whole, did not exceed RMB400 million.

Section 4.09. Company Disclosure Documents. The Company Proxy Statement and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Applicable Law and rules of the NYSE. At the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to the Shareholders, and at the time such Shareholders vote on the Scheme, the Company Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included in the Company Proxy Statement based upon information furnished to the Company by Acquiror or its representatives or advisors specifically for use therein.

Section 4.10. Acquiror Disclosure Documents. The information supplied by the Company and its representatives and advisors for inclusion in the proxy statement, or any amendment or supplement thereto, to be sent to the Acquiror stockholders in connection with the transactions contemplated by this Agreement (the “Acquiror Proxy Statement”) shall not, on the date the Acquiror Proxy Statement, and any amendments or supplements thereto, is first mailed to the stockholders of Acquiror, or at the time of the Acquiror Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.10 will not apply to statements or omissions included or incorporated by reference in the Acquiror Proxy Statement based upon information supplied by Acquiror or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 4.11. Absence of Certain Changes. (a) From the Company Balance Sheet Date until the date of this Agreement, there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) From the Company Balance Sheet Date until the date of this Agreement, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Acquiror’s consent, would constitute a breach of any of clauses (b), (e), (f), (g), (l), (m) and (n) of Section 6.01.

Section 4.12. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued or contingent, other than: (i) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business; (iii) liabilities or obligations incurred after the date of this Agreement in accordance with Section 6.01; and (iv) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.13. Compliance with Laws and Court Orders; Permits. (a) The Company and each of its Subsidiaries is and since January 1, 2007 has been in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Without limiting the foregoing, the Company and each of its Subsidiaries is in possession of all authorizations, licenses, permits, certificates, approvals and clearances from, and has submitted notices to, all Governmental Authorities necessary for the Company or such Subsidiary to own, lease and operate its properties or other assets and to carry on its respective business as described in the Company SEC Documents filed prior to the date hereof and as it is being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid, and in full force and effect, in each case except for any failure that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Neither the Company nor any of its Subsidiaries is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from or has adopted any board resolution at the request of, any Governmental Authority, that restricts, or would reasonably be expected to restrict, the conduct by the Company or any of its Subsidiaries of their respective businesses in any material respect, or that requires, or would reasonably be expected to require, material adverse actions by the Company or any of its Subsidiaries.

Section 4.14. Litigation. (a) There is no claim, action, suit, investigation, proceeding, arbitration or audit pending against, or, to the knowledge of the Company, threatened against, the Company or any of its Subsidiaries that (i) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (ii) as of the date hereof in any manner seeks to prevent, enjoin, alter or materially delay the Acquisition or any of the other transactions contemplated hereby.

(b) No Governmental Authority has indicated in writing an intention to conduct any audit, investigation or other review with respect to the Company or any of its Subsidiaries, except for audits, investigations or reviews that are in the ordinary course of business or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, if adversely determined.

(c) There is no judgment, decree, order, injunction, writ or rule of any Governmental Authority or any arbitrator outstanding against the Company or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.15. Properties. Section 4.15 of the Company Disclosure Letter contains a complete and accurate list of (x) all material real property owned by the Company and its Subsidiaries and (y) all existing leases, subleases and other agreements, under which the Company or any of its Subsidiaries uses or occupies, or has the right to use or occupy, now or in the future, any material real property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and except for Permitted Liens, (i) the Company and its Subsidiaries have sufficient title to all their tangible properties and assets (including real property, whether owned or leased), to conduct their respective businesses as currently conducted or as currently contemplated to be conducted and (ii) all such tangible properties and assets have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear) and are suitable for the purposes for which they are presently used.

Section 4.16. Intellectual Property. (a) Section 4.16 of the Company Disclosure Letter sets forth a complete and correct list of all registrations and applications for registration of any Intellectual Property owned by the Company or any of its Subsidiaries.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the Company and its Subsidiaries own solely and exclusively or have the right to use pursuant to a valid license, sub-license, agreement or permission, all of the Intellectual Property used or held for use in the business of the Company or any of its Subsidiaries as currently conducted (“Company Intellectual Property”) free and clear of all Liens (other than Permitted Liens), (ii) the Company Intellectual Property is all of the Intellectual Property necessary for the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted, and to the knowledge of the Company, is valid and enforceable, (iii) the Company and its Subsidiaries have taken all measures reasonably necessary to preserve, maintain and protect the Company Intellectual Property, and (iv) to the knowledge of the Company, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Company Intellectual Property.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise violated any Intellectual Property rights of third parties in any way, and, to the knowledge of the Company, no third party has interfered with, infringed upon, misappropriated or otherwise violated any Company Intellectual Property owned by the Company or any of its Subsidiaries.

Section 4.17. Taxes. (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such material Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with U.S. GAAP or PRC GAAP, as applicable, an adequate accrual for all material Taxes (including withholding tax obligations with respect to compensation paid to employees of the Company and its Subsidiaries) through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c) The material income and franchise Tax Returns of the Company and its Subsidiaries through the Tax year ended December 31, 2006 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired.

(d) There is no claim, audit, action, suit, proceeding or investigation now pending against or with respect to the Company or its Subsidiaries in respect of any material Tax or Tax asset and none of the Company or its Subsidiaries has received any written notice of any proposed claim, audit, action, suit, proceeding or investigation with regard to any such material Tax or Tax asset.

(e) During the five-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(f) Section 4.17(f) of the Company Disclosure Letter lists the jurisdictions in which the Company and its Subsidiaries own an interest in real property.

(g) The Company and its Subsidiaries have complied in all material respects with all Applicable Law relating to (i) the withholding and payment over to the appropriate Taxing Authority of all Taxes required to be withheld by the Company or any of its Subsidiaries from, and (ii) information reporting with respect to, any payment made or received by the Company or any of its Subsidiaries (including those relating to the individual income tax obligations of the employees of the Company and its Subsidiaries).

(h) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(i) Neither the Company nor any of its Subsidiaries is the beneficiary of any material Tax grant, Tax holiday, or any similar agreement or arrangement with respect to Taxes that will be revoked or modified, or otherwise cease to apply to the Company or any of its Subsidiaries, by reason of the transactions contemplated hereby.

(j) Neither the Company nor any of its Subsidiaries is liable to any Third Party for any material amount under any Tax Sharing Agreement.

(k) Neither the Company nor any of its Subsidiaries (i) that is or has been incorporated in the United States, any State thereof or the District of Columbia has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company or any of its Subsidiaries) or (ii) has any material liability for the Taxes of any Person (other than any of the Company or its Subsidiaries) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local, or non-US law), as a transferee or successor, by contract, or otherwise.

(l) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any similar provision of the Tax laws of any jurisdiction); (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law); (iii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (iv) installment sale made prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(m) None of the assets of the Company and the Subsidiaries of the Company are subject to Liens for any material Taxes (other than Liens for Taxes that are not yet due or are being contested in good faith and for which adequate accruals or reserves have been established on the Company Balance Sheet).

(n) “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of the Company or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement). “Tax Return” means any report, return, document, declaration, claim for refund, schedule, attachment, or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including any amendments thereto and including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration, claim for refund, schedule, attachment or other information. “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries).

Section 4.18. Employee Benefit Plans. (a) Section 4.18(a) of the Company Disclosure Letter contains a correct and complete list identifying each material “employee benefit plan” (as defined in Section 3(3) of ERISA), each material employment, severance, retention, change in control, consulting or similar contract, plan, agreement, arrangement or policy and each compensation, bonus, pension, profit-sharing, deferred compensation, incentive compensation, equity or equity-based compensation, vacation, insurance (including any self-insured arrangements), health or medical benefit, employee assistance, disability or sick leave, death benefit, workers’ compensation, supplemental unemployment benefits, post-employment or retirement (including compensation, pension, health, medical or life insurance benefits), housing fund contribution, or other material plan, contract, agreement, policy or arrangement (whether written or oral) which is maintained, administered or contributed to by the Company, any of its Subsidiaries or any ERISA Affiliate, which covers any current and former employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any material liability, other than, in each case, any plan, arrangement or policy mandated by Applicable Law (including plans or programs maintained by a Governmental Authority requiring the payment of social insurance taxes or similar contributions to a fund of a Governmental Authority with respect to wages of an employee). Such plans are referred to collectively herein as the “Company Employee Plans.” Copies of each Company Employee Plan or, if a Company Employee Plan is not in written form, a description of such Company Employee Plan, and all material amendments thereto and material written interpretations thereof have been provided to Acquiror together with (i) the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990) prepared in connection with any such plan or related trust, (ii) any related trust or funding agreements or insurance policies, and (iii) the most recent financial statements and actuarial reports (if applicable). Section 4.18 of the Company Disclosure Letter contains a correct and complete list separately identifying each Company Employee Plan (i) which relates primarily to any current or former employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries whose principal place of work is outside the U.S. or (ii) which is subject to the laws of any jurisdiction outside the U.S. (each a “Company International Plan”).

(b) Each Company Employee Plan has been maintained in material compliance with its terms and with Applicable Law (including any special provisions relating to qualified plans where such Plan was intended so to qualify), including ERISA and the Code, and has been maintained in good standing with applicable governmental or regulatory authorities. No material events have occurred with respect to any Company Employee Plan that could result in payment or assessment by or against the Company or any of its Subsidiaries of any material excise taxes.

(c) Neither the Company nor any ERISA Affiliate nor any predecessor thereof sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, any Company Employee Plan subject to Title IV of ERISA, Section 412 of the Code or Section 4971 of the Code. Neither the Company nor, any of its Subsidiaries nor any ERISA Affiliate nor any predecessor thereof contributes to, or has in the past contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”). The Company and its Subsidiaries have not incurred, and do not reasonably expect to incur, any material liability by virtue of being part of a “controlled group” (as defined in Section 4001(a)(14) of ERISA).

(d) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter that such plan is so qualified, or has pending or has time remaining in which to file an application for such determination from the Internal Revenue Service, and, to the knowledge of the Company, there is no reason why any such Company Employee Plan would reasonably be expected to lose such qualification. The Company has made available to Acquiror copies of the most recent Internal Revenue Service determination letters with respect to each such Company Employee Plan. Each Company International Plan intended to qualify for special tax treatment meets all the requirements for such treatment.

(e) The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event, including termination of employment) (i) entitle any current or former employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries to any compensation or benefit (including, without limitation, any bonus, retirement, severance, job security or similar benefit or enhancement of such benefit), (ii) accelerate the time of payment or vesting of any Company Stock Option or Company Restricted Share Units, or trigger any payment or funding (through a grantor trust or otherwise) of, or increase the amount payable or trigger any other material obligation pursuant to, any Company Employee Plan, or (iii) result in any breach or violation of, default under or limit the Company’s right to amend, modify or terminate any Company Employee Plan.

(f) Each Company Employee Plan may be terminated or amended to reduce benefits on or at any time after the Effective Time without material liability to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries other than for continuation coverage required under Section 4980B of the Code.

(g) There has been no material amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Affiliates relating to, or material change in the terms of employee participation or coverage under, any Company Employee Plan which would increase materially the expense of maintaining such Company Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2009.

(h) Each Company Employee Plan required to be funded and/or book reserved pursuant to its terms or Applicable Law is fully funded and/or book reserved, as appropriate. From and after the Effective Time, Acquiror and its Affiliates will get the full benefit of any such funds, accruals or reserves. All premiums due or payable with respect to insurance policies funding any Company Employee Plan, for any period through the date hereof have been timely made in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Company Balance Sheet.

(i) There is no material action, suit, investigation, audit or proceeding pending against or involving or, to the knowledge of the Company, threatened against or involving, any Company Employee Plan before any Governmental Authority. There are no material pending or threatened claims by or on behalf of any participant in any Company Employee Plan, or otherwise involving any such Company Employee Plan or the assets thereof, other than routine claims for benefits.

(j) The Subsidiaries of the Company that are formed under the laws of the PRC have registered each equity plans or arrangements of the Company with the PRC State Administration of Foreign Exchange in accordance with the Applicable Law in the PRC.

(k) The Company and its Subsidiaries have materially complied with Applicable Law with respect to each plan, arrangement or policy mandated by Applicable Law (including plans or programs maintained by a Governmental Authority requiring the payment of social insurance taxes or similar contributions to a fund of a Governmental Authority with respect to wages of an employee).

Section 4.19. Labor and Employment Matters. (a) Neither the Company nor any of its Subsidiaries is a party to, or bound by, or currently negotiating in connection with entering into, any collective bargaining agreements or labor contracts or understandings with any labor unions or labor organizations. There is no material (i) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to their businesses, (ii) activity or proceeding by a labor union or representative thereof to the knowledge of the Company to organize any employees of the Company or any of its Subsidiaries, or (iii) lockout, strike, slowdown, work stoppage or threat thereof by or with respect to such employees, and during the last three years there has not been any such action.

(b) There are no complaints, charges or claims against the Company or its Subsidiaries pending or, to the knowledge of the Company, threatened to be brought by or filed with any Governmental Authority based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company or its Subsidiaries that, if individually or collectively resolved against the Company or its Subsidiaries, would reasonably be expected to result in material liability to the Company.

(c) Each of the Company and its Subsidiaries is in material compliance with all Applicable Law regarding employment practices, employee classification, terms and conditions of employment and wages, occupational safety and health.

(d) During the last 90 days there has been no “mass layoff” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”) in respect of the Company or its Subsidiaries. Since the Company Balance Sheet Date, neither the Company nor any of its Subsidiaries engaged in layoffs, facility closings or employment terminations that have resulted in, or would reasonably be expected to result in, material liability to the Company and its Subsidiaries under, any state, local or foreign law (including the PRC Labor Law adopted on January 1, 1995 and the PRC Labor Contract Law adopted on January 1, 2008) or regulation covering or with respect to layoffs or facility closings.

(e) Each of the Company’s Subsidiaries incorporated in the PRC has entered into labor contracts with all of its employees in accordance with the Applicable Law.

Section 4.20. Insurance Policies. Section 4.20 of the Company Disclosure Letter lists all material insurance policies maintained by the Company and its Subsidiaries at the date of this Agreement, and such policies are in full force and effect as of the date of this Agreement. The Company and its Subsidiaries have paid all premiums due under such policies and neither the Company nor any of its Subsidiaries is in default in any material respect with respect to its obligations thereunder.

Section 4.21. Environmental Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) no written notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no action, claim, suit or proceeding is pending or, to the knowledge of the Company, is threatened by any Governmental Authority or other Person against the Company or any of its Subsidiaries under or pursuant to any Environmental Law; (ii) the Company and its Subsidiaries are and, since January 1, 2007, have been in compliance with all Environmental Laws and, to the extent necessary for their respective operations as currently conducted, all Environmental Permits; and (iii) to the knowledge of the Company, there has been no release or spill of any Hazardous Substance that would reasonably be expected to result in or be the basis for any claim against the Company or any of its Subsidiaries under any Environmental Law.

Section 4.22. Material Contracts. (a) Section 4.22(a) of the Company Disclosure Letter sets forth a list of the following contracts (the “Company Material Contracts”):

(i) all contracts for borrowed money or guarantees thereof, for which the Company or any of its Subsidiaries is liable, involving a current outstanding principal amount in excess of US$5,000,000,

(ii) all contracts containing any material non-compete covenant, material exclusivity, material “most favored nation” obligations or other covenant materially limiting the right of the Company or any of its Subsidiaries to engage in any line of business or to make use of any material Intellectual Property (via license agreement or otherwise),

(iii) all contracts which involve the payment to or receipt by the Company and its Subsidiaries of US$5,000,000 or more per year, which by their terms do not terminate within one year after the date of such contract,

(iv) all contracts of the Company or any of its Subsidiaries with (A) any Person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of the Company or any of its Subsidiaries, (B) any director, officer or employee of the Company or any of its Subsidiaries (other than contracts which are Company Employee Plans) or (C) any Affiliates or any “associates” or members of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act) of any such Person in clauses (A) or (B),

(v) any material partnership, joint venture, limited liability company, operating, shareholder, investor rights or other similar agreement or arrangement, and

(vi) any other contract required to be filed by the Company with the SEC pursuant to both Item 19 and paragraph 4 of the Instructions as to Exhibits, in each case in Form 20-F under the 1934 Act.

(b) Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each of the Company Material Contracts is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Company Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Company Material Contract, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Company Material Contract. The Company has made available to Acquiror a true and complete copy of each Company Material Contract.

Section 4.23. Certain Business Practices. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (a) neither the Company nor any of its Subsidiaries, nor, to the Company’s knowledge, any Affiliates of the Company or any director, officer, employee, agent or representative of the Company or of any of its Subsidiaries or Affiliates, has (i) made, offered, promised, authorized or approved any unlawful payment, whether in the form of a bribe, kickback, rebate, payoff, influence payment or otherwise, to any government official (including any officer or employee of a government or government-owned or controlled entity, all of the foregoing being referred to as “Government Officials”), or to any other person while knowing that all or some portion of the money or value was or will be offered, given or promised to a Government Official, to influence official action or secure an improper advantage or (ii) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, and (b) the Company and its Subsidiaries, and to the Company’s knowledge, the Affiliates of the Company, have conducted their businesses in compliance with the Foreign Corrupt Practices Act of 1977, as amended, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993 and the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996 and all other applicable anti-corruption laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, compliance with such laws and with the representation and warranty contained herein.

Section 4.24. Finders’ Fees. Except for Credit Suisse Securities (USA) LLC, a copy of whose engagement agreement has been provided to Acquiror, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

Section 4.25. Opinion of Financial Advisor. The Company has received the opinion of Credit Suisse Securities (USA) LLC, financial advisor to the Company, to the effect that, as of the date of this Agreement, the Acquisition Consideration is fair, from a financial point of view, to the Company’s shareholders.

Section 4.26. No Existing Discussions. As of the date hereof, neither the Company nor any of its Subsidiaries nor any of their respective Representatives is engaged in any existing activities, discussions or negotiations with any Third Party with respect to any Company Acquisition Proposal.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Except (a) as set forth in the Acquiror Disclosure Letter (subject to Section 11.05) or (b) as disclosed in any Acquiror SEC Document filed on or after January 1, 2009 and prior to the date of this Agreement (excluding any disclosures in the Acquiror SEC Documents under the headings “Risk Factors” and “General” and any other disclosures of risks and uncertainties that are predictive or forward-looking in nature), Acquiror represents and warrants to the Company that:

Section 5.01. Corporate Existence and Power. Acquiror is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware and has all corporate powers to carry on its business as now conducted. Acquiror has heretofore made available to the Company true and complete copies of the certificate of incorporation and by-laws of Acquiror as currently in effect.

Section 5.02. Corporate Authorization. (a) The execution, delivery and performance by Acquiror of this Agreement and the consummation by Acquiror of the transactions contemplated hereby are within the corporate power of Acquiror and, except for the required approval of Acquiror’s stockholders in connection with the issuance of Acquiror Stock as part of the Acquisition Consideration, have been duly authorized by all necessary corporate action on the part of Acquiror. The affirmative vote of the holders of shares of Acquiror Stock having votes representing a majority of the votes cast by all such shares, voting to approve the issuance of Acquiror Stock in connection with the Acquisition (the “Acquiror Stockholder Approval”), is the only vote of the holders of any of Acquiror’s capital stock necessary in connection with the consummation of the transactions contemplated by this Agreement. This Agreement constitutes a valid and binding agreement of Acquiror, enforceable against Acquiror in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held, Acquiror’s Board of Directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby, including the Acquisition, are fair to and in the best interests of Acquiror and Acquiror’s stockholders, (ii) unanimously approved and declared advisable this Agreement and the transactions contemplated hereby and (iii) unanimously resolved (subject to Section 7.05(b) to recommend that Acquiror’s stockholders grant the Acquiror Stockholder Approval (such recommendation, the “Acquiror Board Recommendation”).

Section 5.03. Governmental Authorization. The execution, delivery and performance by Acquiror of this Agreement and the consummation by Acquiror of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority of or in the U.S. or the Cayman Islands, other than (i) any approvals required by the Interim Order, (ii) the Final Order, (iii) filing of the Final Order with the Registrar under the Cayman Companies Law, (iv) compliance with any applicable requirements of the HSR Act, (v) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws, (vi) compliance with any applicable requirements of the NYSE and (vii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

Section 5.04. Non-contravention. The execution, delivery and performance by Acquiror of this Agreement and the consummation by Acquiror of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or by-laws of Acquiror, (ii) assuming compliance with the matters referred to in Section 5.03 and assuming that any and all filings with, notifications to, or approvals of or actions by any Governmental Authority (other than any Governmental Authority of or in the U.S. or the Cayman Islands) required in connection with the transactions contemplated by this Agreement have been made or obtained in a timely manner, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person (excluding any Governmental Authority other than any Governmental Authority of or in the U.S. or the Cayman Islands) under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Acquiror or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Acquiror or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Acquiror and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of Acquiror or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

Section 5.05. Capitalization. (a) The authorized capital stock of Acquiror consists of 120,000,000 shares of Acquiror Stock and 20,000,000 shares of preferred stock, par value $0.01 per share, of Acquiror. As of April 23, 2010, (i) 66,194,086 shares of Acquiror Stock were outstanding, including zero shares that were unvested unrestricted stock; (ii) no shares of preferred stock of Acquiror were outstanding; (iii) Acquiror Stock Options entitling the holders thereof to purchase an aggregate of 7,291,774 shares of Acquiror Stock (including Acquiror Stock Options entitling the holders thereof to purchase an aggregate of 3,738,327 shares of Acquiror Stock that were exercisable) were outstanding; (iv) 93,965 unvested restricted stock units of Acquiror were outstanding; (v) 7,151,512 shares of Acquiror Stock were issuable upon conversion of the Acquiror Convertible Notes and (vi) up to 7,151,512 shares of Acquiror Stock were issuable upon exercise of the Acquiror Warrants. All outstanding shares of capital stock of Acquiror have been duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

(b) Except as set forth in this Section 5.05 and for changes since April 23, 2010 resulting from the exercise of stock options, the issuance of Acquiror Stock upon the vesting, lapse of restrictions and/or achievement of performance conditions with respect to restricted stock or restricted stock units and performance stock awards, the grant of equity and/or equity-based awards to directors or employees or from the issuance of stock in connection with a merger or other acquisition or business combination determined by Acquiror’s Board of Directors to be in the best interests of Acquiror and its stockholders or from actions permitted under Section 7.01, there are no outstanding (i) shares of capital stock or voting securities of Acquiror, (ii) securities of Acquiror convertible into or exchangeable for shares of capital stock or voting securities of Acquiror or (iii) warrants, calls, options or other rights to acquire from Acquiror or other obligation of Acquiror to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Acquiror (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Acquiror Securities”). There are no outstanding obligations of Acquiror or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Acquiror Securities. Neither Acquiror nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Acquiror Securities.

(c) The shares of Acquiror Stock to be issued as part of the Acquisition Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right.

Section 5.06. Subsidiaries. (a) Each Subsidiary of Acquiror has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers required to carry on its business as now conducted, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification or standing is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

(b) The capital stock or other voting securities of, or ownership interests in, each Subsidiary of Acquiror, owned by Acquiror, directly or indirectly, is free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror. There are no outstanding (i) securities of Acquiror or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any of its Subsidiaries or (ii) options or other rights to acquire from Acquiror or any of its Subsidiaries, or other obligations of Acquiror or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Acquiror (the items in clauses (i) and (ii) being referred to collectively as the “Acquiror Subsidiary Securities”) in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror. Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries, Acquiror does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

Section 5.07. SEC Filings and the Sarbanes-Oxley Act. (a) Acquiror has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by Acquiror since January 1, 2007 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Acquiror SEC Documents”).

(b) As of its filing date (and as of the date of any amendment), each Acquiror SEC Document complied, and each Acquiror SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Acquiror SEC Document filed pursuant to the 1934 Act did not, and each Acquiror SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Acquiror SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) Each required form, report and document containing financial statements that has been filed with or submitted to the SEC by Acquiror since January 1, 2007, was accompanied by the certifications required to be filed or submitted by Acquiror’s principal executive officer and/or principal financial officer, as required, pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act.

(f) Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror, including its consolidated Subsidiaries, is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities. Such disclosure controls and procedures are effective in accumulating and communicating to Acquiror’s management, including its principal executive officer and principal financial officer, information required to be disclosed by Acquiror in the reports that it files or submits under the 1934 Act to allow timely decisions regarding required disclosure.

(g) Since January 1, 2007, Acquiror has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror financial statements for external purposes in accordance with U.S. GAAP. Acquiror has disclosed, based on its most recent evaluation of internal control over financial reporting prior to the date hereof, to Acquiror’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Acquiror’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting. Acquiror has made available to the Company a summary of any such disclosure made by management to Acquiror’s auditors and audit committee since January 1, 2007.

(h) Since January 1, 2007, Acquiror has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the listing and corporate governance rules and regulations of the NYSE.

(i) Section 5.07(i) of the Acquiror Disclosure Letter describes, and Acquiror has made available to the Company copies of the documentation creating or governing, all securitization transactions and other off-balance sheet arrangements (as defined in Item 303 of Regulation S-K promulgated under the 1933 Act) that existed or were effected by Acquiror or its Subsidiaries since January 1, 2007.

(j) Since January 1, 2007, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which Acquiror or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act.

Section 5.08. Financial Statements. (a) The audited consolidated financial statements (including related footnotes, where applicable) and unaudited consolidated interim financial statements of Acquiror included or incorporated by reference in the Acquiror SEC Documents fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Acquiror and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations, cash flows and changes in stockholders’ equity for the periods then ended (subject to normal year end audit adjustments and the absence of notes that comply with U.S. GAAP in the case of any unaudited interim financial statements).

(b) The revenues of Acquiror and its Subsidiaries from sales of goods to customers based in the PRC or the provision of services to customers based in the PRC in the fiscal year ended December 26, 2009, taken as a whole, did not exceed RMB400 million.

Section 5.09. Acquiror Disclosure Documents. The Acquiror Proxy Statement and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Applicable Law and rules of the NYSE. At the time the Acquiror Proxy Statement or any amendment or supplement thereto is first mailed to the stockholders of Acquiror, and at the time such stockholders vote on the issuance of Acquiror Stock in connection with the Acquisition, the Acquiror Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.09 will not apply to statements or omissions included in the Acquiror Proxy Statement based upon information furnished to Acquiror by the Company or any of its representatives or advisors specifically for use therein.

Section 5.10. Company Disclosure Documents. The information supplied by Acquiror and its representatives and advisors for inclusion in the Company Proxy Statement shall not, on the date the Company Proxy Statement, and any amendments or supplements thereto, is first mailed to the Shareholders, or at the time of the Company Shareholder Approval contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.10 will not apply to statements or omissions included or incorporated by reference in the Company Proxy Statement based upon information supplied by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 5.11. Absence of Certain Changes. (a) From the Acquiror Balance Sheet Date until the date of this Agreement, there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

(b) From the Acquiror Balance Sheet Date until the date of this Agreement, the business of Acquiror and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been any action taken by Acquiror or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without the Company’s consent, would constitute a breach of any of clauses (b), (e), (f), (g) and (h) of Section 7.01.

Section 5.12. No Undisclosed Material Liabilities. There are no liabilities or obligations of Acquiror or any of its Subsidiaries of any kind whatsoever, whether accrued or contingent, other than: (i) liabilities or obligations disclosed and provided for in the Acquiror Balance Sheet or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business; (iii) liabilities or obligations incurred after the date of this Agreement in accordance with Section 7.01; and (iv) liabilities and obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

Section 5.13. Compliance with Laws and Court Orders. (a) Acquiror and each of its Subsidiaries is, and since January 1, 2007 has been, in compliance with, and to the knowledge of Acquiror is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against Acquiror or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror or that in any manner seeks to prevent, enjoin, alter or materially delay the Acquisition or any of the other transactions contemplated hereby. Without limiting the foregoing, Acquiror and each of its Subsidiaries is in possession of all authorizations, licenses, permits, certificates, approvals and clearances from, and has submitted notices to, all Governmental Authorities necessary for Acquiror or such Subsidiary to own, lease and operate its properties or other assets and to carry on its respective business as described in the Acquiror SEC Documents filed prior to the date hereof and as it is being conducted as of the date hereof (the “Acquiror Permits”), and all such Acquiror Permits are valid, and in full force and effect, in each case except for any failure that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

(b) Neither Acquiror nor any of its Subsidiaries is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from or has adopted any board resolution at the request of, any Governmental Authority, that restricts, or would reasonably be expected to restrict, the conduct by Acquiror or any of its Subsidiaries of their respective businesses in any material respect, or that requires, or would reasonably be expected to require, material adverse actions by Acquiror or any of its Subsidiaries.

Section 5.14. Litigation. (a) There is no claim, action, suit, investigation, proceeding, arbitration or audit pending against, or, to the knowledge of Acquiror, threatened against, Acquiror or any of its Subsidiaries that (i) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror or (ii) as of the date hereof in any manner seeks to prevent, enjoin, alter or materially delay the Acquisition or any of the other transactions contemplated hereby.

(b) No Governmental Authority has indicated in writing an intention to conduct any audit, investigation or other review with respect to Acquiror or any of its Subsidiaries, except for audits, investigations or reviews that are in the ordinary course of business or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror, if adversely determined.

(c) There is no judgment, decree, order, injunction, writ or rule of any Governmental Authority or any arbitrator outstanding against Acquiror or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

Section 5.15. Financing. Acquiror has delivered to the Company a true and complete copy of a fully executed commitment letter (the “Debt Commitment Letter”), dated as of the date hereof, from J.P. Morgan Securities Inc. and Banc of America Securities LLC (such institutions, the “Arrangers”). Pursuant to the Debt Commitment Letter and subject to the terms and conditions contained therein (including the exhibits thereto), the Arrangers have committed to provide US$1,250,000,000 in aggregate principal amount of debt financing for the purposes set forth therein (the “Financing”) to Acquiror at the Effective Time (the “Debt Commitment”). The obligations to fund the full amount of the Financing under the Debt Commitment Letter are not subject to any condition precedents (including pursuant to any “flex” provisions) other than those expressly set forth in the Debt Commitment Letter. As of the date hereof, (i) no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default) on the part of Acquiror under the Debt Commitment Letter or, to the actual knowledge of Acquiror, any other party to the Debt Commitment Letter, and (ii) subject to the Company’s compliance with its obligations under this Agreement, Acquiror does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing or any other funds necessary to pay the aggregate Acquisition Consideration pursuant to the Acquisition and to make all other necessary payments (including related fees and expenses) by Acquiror in connection with the Acquisition, including the repayment of any indebtedness required to be repaid, and the payment of all fees and expenses reasonably expected to be incurred, in connection with the transactions contemplated by this Agreement, will not be available to Acquiror on the Closing Date. As of the date hereof, the Debt Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Acquiror and, to the knowledge of Acquiror, the other parties thereto. The Debt Commitment Letter has not been amended, restated or otherwise modified or waived prior to the date of this Agreement, the respective commitments contained in the Debt Commitment Letter have not, to the knowledge of Acquiror, been withdrawn, modified or rescinded in any respect prior to the date of this Agreement, and the financing and other fees that are due and payable on or before the date of this Agreement under the Debt Commitment Letter have been paid in full. Subject to the terms and conditions of the Debt Commitment Letter, assuming for purposes of this representation the accuracy of the Company’s representations and warranties contained in Section 4.05(a) and assuming compliance by the Company with its covenants set forth in Section 6.01, the net funds contemplated to be received pursuant to the Debt Commitment Letter, together with other financial resources of Acquiror, including cash on hand on the Closing Date, will be sufficient to pay the cash portion of the aggregate Acquisition Consideration pursuant to the Acquisition and to make all other necessary payments (including related fees and expenses) by Acquiror in connection with the Acquisition, including the repayment of any indebtedness required to be repaid, and the payment of all fees and expenses reasonably expected to be incurred, in connection the transactions contemplated by this Agreement.

Section 5.16. Finders’ Fees. Except for J.P. Morgan Securities Inc., whose fees will be paid by Acquiror, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Acquiror who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 5.17. Opinion of Financial Advisor. Acquiror has received the opinion of J.P. Morgan Securities Inc., financial advisor to Acquiror, to the effect that, as of the date of this Agreement, the Acquisition Consideration is fair, from a financial point of view, to Acquiror.

Section 5.18. No Registration. The offering of the shares of Acquiror Stock constituting part of the Acquisition Consideration in the manner contemplated by this Agreement will be exempt from the registration requirements of the 1933 Act, and such shares will not be subject to any further restrictions on transfer by any holder that is not an “affiliate” of the Company for purposes of Rule 145 under the 1933 Act at the Effective Time.

Section 5.19. Properties. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror and except for Permitted Liens, (i) Acquiror and its Subsidiaries have sufficient title to all their tangible properties and assets (including real property, whether owned or leased), to conduct their respective businesses as currently conducted or as currently contemplated to be conducted; and (ii) all such tangible properties and assets have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear) and are suitable for the purposes for which they are presently used.

Section 5.20. Intellectual Property. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror, (i) Acquiror and its Subsidiaries own solely and exclusively or have the right to use pursuant to a valid license, sub-license, agreement or permission, all of the Intellectual Property used or held for use in the business of Acquiror or any of its Subsidiaries as currently conducted (“Acquiror Intellectual Property”) free and clear of all Liens (other than Permitted Liens), (ii) the Acquiror Intellectual Property is all of the Intellectual Property necessary for the conduct of the respective businesses of Acquiror and its Subsidiaries as currently conducted and, to the knowledge of Acquiror, is valid and enforceable, (iii) Acquiror and its Subsidiaries have taken all measures reasonably necessary to preserve, maintain and protect Acquiror Intellectual Property and (iv) to the knowledge of Acquiror, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Acquiror Intellectual Property.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise violated any Intellectual Property rights of third parties in any way, and, to the knowledge of Acquiror, no third party has interfered with, infringed upon, misappropriated or otherwise violated any Acquiror Intellectual Property owned by Acquiror or any of its Subsidiaries.

Section 5.21. Material Contracts. (a) Section 5.21(a) of the Acquiror Disclosure Letter sets forth a list of the following contracts (the “Acquiror Material Contracts”):

(i) all contracts for borrowed money or guarantees thereof, for which Acquiror or any of its Subsidiaries is liable, involving a current outstanding principal amount in excess of US$5,000,000,

(ii) all material contracts between Acquiror and the top nine non-governmental customers of Acquiror, as measured by the gross revenue which Acquiror and its Subsidiaries (in the aggregate) have received during the fiscal year ended December 26, 2009, and

(iii) any other contract required to be filed by Acquiror with the SEC pursuant to Item 601 of Regulation S-K under the 1933 Act.

(b) Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror, (i) each of the Acquiror Material Contracts is valid and in full force and effect and (ii) neither Acquiror nor any of its Subsidiaries, nor to Acquiror’s knowledge any other party to an Acquiror Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Acquiror Material Contract, and neither Acquiror nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Acquiror Material Contract. Acquiror has made available to the Company a true and complete copy of each Acquiror Material Contract.

Section 5.22. Ownership of Company Shares. As of the date hereof, Acquiror does not own any Company Shares or any other Company Securities.

Section 5.23. No Existing Discussions. As of the date hereof, neither Acquiror nor any of its Subsidiaries nor any of their respective Representatives is engaged in any existing activities, discussions or negotiations with any Third Party with respect to any Acquiror Acquisition Proposal.

ARTICLE 6

COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01. Conduct of the Company. From the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practices and use its reasonable best efforts to preserve intact its business organization and relationships with Third Parties and to keep available the services of its present directors, officers and employees. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or set forth in Section 6.01 of the Company Disclosure Letter, the Company shall not, nor shall it permit any of its Subsidiaries to, without the consent of Acquiror, not to be unreasonably withheld or delayed:

(a) amend its memorandum of association or articles of association or other similar organizational documents and joint venture contracts (whether by merger, consolidation, scheme of arrangement or otherwise), except, in the case of Subsidiaries, for any such amendment that is immaterial;

(b) (i) split, combine or reclassify any shares of its capital stock or its equivalent, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends by any of its Subsidiaries that are wholly-owned, directly or indirectly, by the Company or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities (except pursuant to the forfeiture of Company Stock Options or Company Restricted Share Units or the acquisition by the Company of shares of Company Common Stock in settlement of the exercise price of a Company Stock Option, in each case in accordance with the terms of those options on the date hereof or for purposes of satisfying Tax withholding obligations with respect to holders of Company Stock Options or Company Restricted Share Units);

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, or apply to the Governmental Authority for approval of any issuance of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any Company Shares upon the exercise of Company Stock Options that are outstanding on the date of this Agreement in accordance with the terms of those options on the date of this Agreement or granted after the date of this Agreement in accordance with the terms of this Agreement, (B) any Company Shares upon the conversion of Company Convertible Notes that are outstanding on the date of this Agreement in accordance with the terms of those notes on the date of this Agreement, and (C) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company or (ii) amend any term of any Company Security or any Company Subsidiary Security in any material respect (in each case, whether by merger, consolidation, scheme of arrangement or otherwise);

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget that has been made available to Acquiror prior to the date of this Agreement and (ii) any unbudgeted capital expenditures not to exceed US$1,000,000 individually or US$10,000,000 in the aggregate;

(e) acquire (by merger, consolidation, scheme of arrangement, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) supplies and other acquisitions of assets (other than a business, segment of business or division) in the ordinary course of business of the Company and its Subsidiaries, (ii) in connection with actions permitted by Section 6.01(d) and (iii) acquisitions with a purchase price (including assumed indebtedness) that does not exceed US$2,000,000 individually or US$10,000,000 in the aggregate;

(f) subject to the Company’s rights pursuant to Section 6.03(b) and Section 10.01(d)(i), sell, lease or otherwise transfer, or create or incur any Lien on, or apply to the Governmental Authority for approval of any such sale, lease, transfer, or creation or incurrence of any Lien on, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses, other than (i) sales of inventory or obsolete equipment in the ordinary course of business, (ii) in connection with actions permitted by Section 6.01(d) and (iii) sales of assets, securities, properties, interests or businesses with a sale price (including any related assumed indebtedness) that does not exceed US$2,000,000 individually or US$10,000,000 in the aggregate;

(g) other than in connection with actions permitted by Section 6.01(d) or Section 6.01(e), make any loans, advances or capital contributions to, or investments in, any Person other than the Company and its Subsidiaries, other than in the ordinary course of business;

(h) create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money to any Person other than the Company and its directly or indirectly wholly-owned Subsidiaries, or guarantees thereof, other than (i) refinancing of indebtedness existing on the date of this Agreement, provided that such refinancing is made on commercially reasonable terms and does not result in a greater amount of indebtedness and (ii) in the ordinary course of business in amounts not exceeding US$15,000,000 in the aggregate;

(i) except in the ordinary course of business, enter into any contract, agreement, arrangement or understanding that would constitute a Material Contract if it had been entered into as of the date hereof, or amend or modify in any material respect or terminate any Material Contract or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries;

(j) (i) grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement with) any director, officer or employee at or above the vice president level of the Company or any of its Subsidiaries, (ii) enter into any employment, change in control, retention, deferred compensation or other similar agreement (or amend any such existing agreement) with any director, officer or employee at or above the vice president level of the Company or any of its Subsidiaries, (iii) increase benefits payable under any existing severance or termination pay policies or employment agreements covering any director, officer or employee at or above the vice president level of the Company or any of its Subsidiaries, (iv) establish, adopt or amend any collective bargaining or other labor agreement or (v) increase compensation, bonus or other benefits payable to any director, officer or employee of the Company or any of its Subsidiaries except, in the case of this clause (v) for regular annual increases and any increases due to promotions, in the ordinary course of business consistent with past practice, and except, in the case of each of the foregoing clauses (i) through (v), as required by Applicable Law or the terms of any Company Benefit Plan;

(k) establish, adopt or materially amend any Company Employee Plan or other benefit plan or arrangement (including any plan providing for the grant of equity or equity-based awards) or provide for the acceleration of the vesting, exercise, payment or settlement of any equity or equity-based awards, or provide for the adjustment (except as provided herein) of the terms of such awards, in any such case upon the occurrence of the transaction contemplated by this Agreement or upon any other event, except, in each case, as required by Applicable Law or the terms of any Company Benefit Plan;

(l) change, in any material respect, the Company’s or any of its Subsidiaries’ methods of accounting or accounting principles or practices, except as required by concurrent changes in U.S. GAAP or PRC GAAP, as applicable, or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(m) settle, or offer or propose to settle, (i) any litigation, investigation, arbitration, proceeding or other claim that is material to the Company and its Subsidiaries, taken as a whole, or (ii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby;

(n) take any action that would reasonably be expected to result in any of the conditions to the Acquisition not being satisfied, or enter into or consummate any transaction or series of related transactions that would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement, in each case except as expressly permitted by this Agreement; or

(o) agree, resolve or commit to do any of the foregoing.

Section 6.02. Interim Order; Company Shareholder Meeting; Proxy Statement. The Company shall convene and conduct the Company Shareholder Meeting in accordance with the Interim Order as soon as reasonably practicable. Subject to Section 6.03, the Board of Directors of the Company shall recommend approval of the Scheme by the Shareholders. In connection with such meeting, the Company shall use its reasonable best efforts to (i) as soon as reasonably practicable after the date hereof, prepare the Petition, the Ex Parte Summons, the Scheme, the Company Proxy Statement, the skeleton argument and the other documents required to be filed with the Court in connection with the Scheme under the Cayman Companies Law (collectively, the “Cayman Court Documents”) and file the Cayman Court Documents within five Business Days of the SEC Sign-Off Date, (ii) respond as promptly as reasonably practicable to any comments received from the Court with respect to the Cayman Court Documents and otherwise diligently seek the granting of the Interim Order in a manner (including as to form, content and procedure) reasonably acceptable to Acquiror, (iii) after the Interim Order is made by the Court, mail the Company Proxy Statement and the Scheme to the Shareholders and any other Person required by the Interim Order and Applicable Law as promptly as practicable and cause the Company Proxy Statement to be filed as required by the Interim Order and Applicable Law, (iv) to the extent required by Applicable Law, as promptly as reasonably practicable prepare, file and distribute to the Shareholders and any other Person required by the Interim Order and Applicable Law any supplement or amendment to the Company Proxy Statement if any event shall occur which requires such action at any time prior to the Company Shareholder Meeting, (v) solicit proxies in favor of the approval of the Scheme, (vi) cause the chairman of the meeting to file the required affidavit pertaining to the Company Shareholder Meeting with the Court, (vii) attend, and diligently argue for the Scheme at, the hearing for the Final Order, (viii) file the Final Order with the Registrar within one Business Day of the issuance of the Final Order by the Court and (ix) otherwise comply with all legal requirements applicable to such meeting and Court approval process.

Section 6.03. No Solicitation; Other Offers. (a) General Prohibitions. Neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their respective officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Company Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, a Company Acquisition Proposal, (iii) fail to make, withdraw or modify in a manner adverse to Acquiror the Company Board Recommendation (or recommend a Company Acquisition Proposal) (any of the foregoing in this clause (iii), a “Company Adverse Recommendation Change”), (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a Company Acquisition Proposal. It is agreed that any violation of the restrictions on the Company and its Subsidiaries set forth in this Section by any Subsidiary or Representative of the Company or any of its Subsidiaries shall be a breach of this Section by the Company.

(b) Exceptions. Notwithstanding Section 6.02 and Section 6.03(a), at any time prior to obtaining the Company Shareholder Approval:

(i) the Company, directly or indirectly through advisors, agents or other intermediaries, may (A) engage in negotiations or discussions with any Third Party and its Representatives that, subject to the Company’s compliance with Section 6.03(a), has made after the date of this Agreement a Company Acquisition Proposal that the Board of Directors of the Company determines is or could reasonably be expected to lead to a Company Superior Proposal and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Acquiror) with such Third Party with terms no less favorable to the Company than those contained in the confidentiality agreement dated November 3, 2009 between the Company and Acquiror (as amended, the “Company Confidentiality Agreement”); provided that (1) such confidentiality agreement may contain less restrictive provisions (including no standstill restriction), in which case the Company Confidentiality Agreement shall be deemed to be amended to contain only such less restrictive provision(s), and (2) all such information (to the extent that such information has not been previously provided or made available to Acquiror) is provided or made available to Acquiror, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party); and

(ii) following receipt of a Company Superior Proposal, and subject to compliance with Section 6.03(d), the Board of Directors of the Company may (A) make a Company Adverse Recommendation Change if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Laws or (B) cause the Company to terminate this Agreement and concurrently with such termination, upon payment of the Termination Fee pursuant to Section 10.01(d)(i), enter into a written agreement concerning such Company Superior Proposal.

In addition, nothing contained herein shall prevent the Board of Directors of the Company from (x) complying with Rule 14e-2(a) under the 1934 Act with regard to a Company Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.03 or (y) making any disclosure to the Shareholders if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure so to make such disclosure would be inconsistent with its obligations under Applicable Law; provided that the foregoing shall not limit or modify the effect that such action, statement or disclosure has under the terms of this Agreement.

(c) Required Notices. The Board of Directors of the Company shall not take any of the actions referred to in Section 6.03(b)(i) unless the Company shall have delivered to Acquiror a prior written notice advising Acquiror that it intends to take such action, and, after taking such action, the Company shall keep Acquiror reasonably informed in all material respects and on a reasonably current basis of the status and terms of any discussions and negotiations with the Third Party. In addition, the Company shall notify Acquiror promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Company Acquisition Proposal. The Company shall provide such notice orally and in writing and shall identify the Third Party making, and the material terms and conditions of, any such Company Acquisition Proposal. The Company shall keep Acquiror reasonably informed in all material respects and on a reasonably current basis of the status and terms of, and any material changes or revisions to, any such Company Acquisition Proposal.

(d) Additional Requirements. Further, the Board of Directors of the Company shall not make a Company Adverse Recommendation Change in response to a Company Acquisition Proposal or cause or authorize the Company to terminate this Agreement pursuant to Section 10.01(d)(i), unless (i) such Company Acquisition Proposal constitutes a Company Superior Proposal and (ii) the Company promptly notifies Acquiror, in writing at least two Business Days before taking such action, of its intention to do so, attaching the most current version of the proposed agreement under which such Company Superior Proposal is proposed to be consummated and the identity of the Third Party making the Company Superior Proposal.

(e) Definition of Company Superior Proposal. For purposes of this Agreement, “Company Superior Proposal” means a written Company Acquisition Proposal for at least a majority of the outstanding Company Shares or all or substantially all of the consolidated assets of the Company and its Subsidiaries on terms that the Board of Directors of the Company determines in good faith by a majority vote, after considering the advice of a financial advisor of internationally recognized reputation and outside legal counsel and taking into account all the terms, conditions and other relevant aspects of the Company Acquisition Proposal, including availability of financing (if applicable), any break-up fees, expense reimbursement provisions and conditions and timing to consummation, are more favorable to the Shareholders than the transactions contemplated by this Agreement.

(f) Obligation to Terminate Existing Discussions. The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Company Acquisition Proposal. The Company shall use its reasonable best efforts to cause any such Third Party (or its Representatives) in possession of confidential information with respect to the Company that was furnished by or on behalf of the Company to return or destroy all such information.

Section 6.04. Tax Matters. (a) From the date hereof until the Effective Time, neither the Company nor any of its Subsidiaries shall make or change any material Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any material amended Tax Returns or claims for material Tax refunds, enter into any material closing agreement, surrender any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of increasing the Tax liability or reducing any Tax asset of the Company or any of its Subsidiaries, without the written consent of Acquiror (which consent shall not be unreasonably withheld or delayed).

(b) The Company and each of its Subsidiaries shall establish or cause to be established in accordance with U.S. GAAP or PRC GAAP, as applicable, on or before the Effective Time an adequate accrual for all material Taxes due with respect to any period or portion thereof ending prior to or as of the Effective Time.

Section 6.05. Voting of Shares. The Company shall, and shall cause each of its Subsidiaries to, vote all shares of Acquiror Stock beneficially owned by it or such Subsidiary in favor of the issuance of shares of Acquiror Stock as part of the Acquisition Consideration at the Acquiror Stockholder Meeting.

Section 6.06. Access to Information. From the date hereof until the Effective Time and subject to Applicable Law and the Company Confidentiality Agreement, the Company shall (i) give to Acquiror, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Company, (ii) furnish to Acquiror, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as Acquiror may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to reasonably cooperate with Acquiror in its investigation. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company. No information or knowledge obtained in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by any party hereunder.

ARTICLE 7

COVENANTS OF ACQUIROR

Acquiror agrees that:

Section 7.01. Conduct of Acquiror. From the date hereof until the Effective Time, Acquiror shall, and shall cause each of its Subsidiaries to conduct its business in the ordinary course and use its reasonable best efforts to preserve intact its business organization and relationships with Third Parties and to keep available the services of its present officers and employees. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or set forth in Section 7.01 of the Acquiror Disclosure Letter, from the date hereof until the Effective Time Acquiror shall not, nor shall it permit any of its Subsidiaries to, without the consent of the Company, not to be unreasonably withheld or delayed:

(a) amend its articles of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise) in a manner that would adversely affect the economic benefits of the Acquisition to the Shareholders;

(b) (i) split, combine or reclassify any shares of its capital stock or its equivalent, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends by any of its Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Acquiror Securities or any Acquiror Subsidiary Securities (except pursuant to (A) the forfeiture of Acquiror Stock Options or Acquiror Restricted Shares, (B) the acquisition by Acquiror of Acquiror Stock in settlement of the exercise price of an Acquiror Stock Option or for purposes of satisfying Tax withholding obligations with respect to holders of Acquiror Stock Options or Acquiror Restricted Shares) or pursuant to the share repurchase program approved by the Board of Directors of Acquiror on July 27, 2005 and amended on October 26, 2005, May 9, 2006, August 1, 2007 and July 24, 2008 to acquire up to a total of $600,000,000 of Acquiror Stock;

(c) other than pursuant to Section 7.01(d)(i), (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, or apply to the Governmental Authority for approval of any issuance of, any shares of any Acquiror Securities or Acquiror Subsidiary Securities, other than the issuance of (A) any Acquiror Stock upon the exercise of Acquiror Stock Options that are outstanding on the date of this Agreement in accordance with the terms of those options on the date of this Agreement or granted after the date hereof in accordance with this Agreement, (B) Acquiror Stock Options and Acquiror Restricted Shares in the ordinary course of business and (C) any Acquiror Subsidiary Securities to Acquiror or any other Subsidiary of Acquiror or (ii) amend any term of any Acquiror Security or any Acquiror Subsidiary Security in any material respect (in each case, whether by merger, consolidation, scheme of arrangement or otherwise);

(d) create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money to any Person other than Acquiror and its Subsidiaries, or guarantees thereof, other than (i) to provide the funds necessary to consummate the transactions contemplated by this Agreement, including pursuant to the Financing or any Alternative Financing, (ii) refinancing of indebtedness existing on the date of this Agreement and (iii) in the ordinary course of business in amounts not exceeding US$50,000,000 in the aggregate;

(e) change in any material respect Acquiror’s methods of accounting or accounting principles or practices, except as required by concurrent changes in U.S. GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(f) settle, or offer or propose to settle, (i) any litigation, investigation, arbitration, proceeding or other claim that is material to Acquiror and its Subsidiaries, taken as a whole, or (ii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby;

(g) take any action that would reasonably be expected to result in any of the conditions to the Acquisition not being satisfied, or enter into or consummate any transaction or series of related transactions that would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement, in each case except as expressly permitted by this Agreement; or

(h) agree, resolve or commit to do any of the foregoing.

Section 7.02. Voting of Shares. Acquiror shall vote all Company Shares beneficially owned by it or any of its Subsidiaries in favor of the Acquisition and the Scheme at the Company Stockholder Meeting.

Section 7.03. Director and Officer Liability.

(a) For six years after the Effective Time, the Company shall, and Acquiror shall cause the Company to, indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by the Cayman Companies Law or any other Applicable Law or provided under the Company’s memorandum of association and articles of association in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.

(b) Prior to the Effective Time, the Company shall or, if the Company is unable to, Acquiror shall cause the Company as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies; provided that prior to the Effective Time, the Company shall give Acquiror a reasonable opportunity to participate in the selection of such tail policy and the Company shall give reasonable and good faith consideration to any comments made by Acquiror with respect thereto. If the Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Company shall continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or after the Effective Time the Company shall purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided that in satisfying its obligations under this Section 7.03(b), in no event shall Acquiror or the Company (in case of the Company after the Effective Time) be required to pay, and the Company shall not pay, in the aggregate an amount per annum in excess of 200% of the premium amount the Company paid in its last full fiscal year, which amount is set forth in Section 7.03(b) of the Company Disclosure Letter; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, the Company after the Effective Time shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(c) If after the Effective Time, Acquiror, the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Acquiror or the Company, as the case may be, shall assume the obligations set forth in this Section 7.03.

(d) The rights of each Indemnified Person under this Section 7.03 shall be in addition to any rights such Person may have under the memorandum of association and articles of association of the Company or the constitutional documents of any of its Subsidiaries, or under Cayman Companies Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Acquisition and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.04. Acquiror Stockholder Meeting. (a) Acquiror shall cause a meeting of its stockholders (“Acquiror Stockholder Meeting”) to be duly called and held on or about the date of the Company Shareholder Meeting for the purpose of voting approval of the issuance of shares of Acquiror Stock as part of the Acquisition Consideration. Subject to Section 7.05, the Board of Directors of Acquiror shall recommend approval of the issuance of shares of Acquiror Stock as part of the Acquisition Consideration by the stockholders of Acquiror. In connection with such meeting, Acquiror shall use its reasonable best efforts to (i) as promptly as reasonably practicable after the date hereof, prepare and file the Acquiror Proxy Statement with the SEC, (ii) cause the Acquiror Proxy Statement to be mailed to its stockholders as promptly as reasonably practicable after the later of (x) the SEC Sign-Off Date and (y) the date on which the Court issues the Interim Order, (iii) obtain the Acquiror Stockholder Approval and (iv) otherwise comply with all legal requirements applicable to such meeting. Notwithstanding any Acquiror Adverse Recommendation Change, unless this Agreement is terminated pursuant to, and in accordance with, Section 10.01 prior to the Acquiror Stockholder Meeting, Acquiror shall submit the issuance of Acquiror Stock in connection with the Acquisition to the stockholders of Acquiror for the purpose of obtaining the Acquiror Stockholder Approval.

Section 7.05. No Solicitation; Other Offers. (a) General Prohibitions. Neither Acquiror nor any of its Subsidiaries shall, nor shall Acquiror or any of its Subsidiaries authorize or permit any of its or their Representatives to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquiror Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to Acquiror or any of its Subsidiaries or afford access to the business, properties, assets, books or records of Acquiror or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquiror Acquisition Proposal, (iii) fail to make, withdraw or modify in a manner adverse to the Company the Acquiror Board Recommendation (or recommend an Acquiror Acquisition Proposal) (any of the foregoing in this clause (iii), an “Acquiror Adverse Recommendation Change”), (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Acquiror or any of its Subsidiaries, or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquiror Acquisition Proposal. It is agreed that any violation of the restrictions on Acquiror and its Subsidiaries set forth in this Section by any Subsidiary or Representative of Acquiror or any of its Subsidiaries shall be a breach of this Section by Acquiror.

(b) Exceptions. Notwithstanding Section 7.04 and Section 7.05(a), at any time prior to obtaining the Acquiror Stockholder Approval:

(i) Acquiror, directly or indirectly through advisors, agents or other intermediaries, may (A) engage in negotiations or discussions with any Third Party and its Representatives that, subject to Acquiror’s compliance with Section 7.05(a), has made after the date of this Agreement an Acquiror Acquisition Proposal that the Board of Directors of Acquiror determines is or could reasonably be expected to lead to an Acquiror Superior Proposal and (B) furnish to such Third Party or its Representatives non-public information relating to Acquiror or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to the Company) with such Third Party with terms no less favorable to Acquiror than those contained in the confidentiality agreement dated November 12, 2009 between Acquiror and the Company (as amended, the “Acquiror Confidentiality Agreement”); provided that (1) such confidentiality agreement may contain less restrictive provisions (including no standstill restriction), in which case the Acquiror Confidentiality Agreement shall be deemed to be amended to contain only such less restrictive provision(s), and (2) all such information (to the extent that such information has not been previously provided or made available to the Company) is provided or made available to the Company, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party); and

(ii) following receipt of an Acquiror Superior Proposal, and subject to compliance with Section 7.05(d), the Board of Directors of Acquiror may make an Acquiror Adverse Recommendation Change if the Board of Directors of Acquiror determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Laws.

In addition, nothing contained herein shall prevent the Board of Directors of Acquiror from (x) complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquiror Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 7.05 or (y) making any disclosure to the stockholders of Acquiror if the Board of Directors of Acquiror determines in good faith, after consultation with outside legal counsel, that the failure so to make such disclosure would be inconsistent with its obligations under Applicable Law; provided that the foregoing shall not limit or modify the effect that such action, statement or disclosure has under the terms of this Agreement.

(c) Required Notices. The Board of Directors of Acquiror shall not take any of the actions referred to in Section 7.05(b)(i) unless Acquiror shall have delivered to Acquiror a prior written notice advising the Company that it intends to take such action, and, after taking such action, Acquiror shall keep the Company reasonably informed in all material respects and on a reasonably current basis of the status and terms of any discussions and negotiations with the Third Party. In addition, Acquiror shall notify the Company promptly (but in no event later than 24 hours) after receipt by Acquiror (or any of its Representatives) of any Acquiror Acquisition Proposal. Acquiror shall provide such notice orally and in writing and shall identify the Third Party making, and the material terms and conditions of, any such Acquiror Acquisition Proposal. Acquiror shall keep the Company reasonably informed in all material respects and on a reasonably current basis of the status and terms of, and any material changes or revisions to, any such Acquiror Acquisition Proposal.

(d) Additional Requirements. Further, the Board of Directors of Acquiror shall not make an Acquiror Adverse Recommendation Change in response to an Acquiror Acquisition Proposal, unless (i) such Acquiror Acquisition Proposal constitutes an Acquiror Superior Proposal and (ii) Acquiror promptly notifies the Company, in writing at least two Business Days before taking such action, of its intention to do so, attaching the most current version of the proposed agreement under which such Acquiror Superior Proposal is proposed to be consummated and the identity of the Third Party making the Acquiror Superior Proposal.

(e) Definition of Acquiror Superior Proposal. For purposes of this Agreement, “Acquiror Superior Proposal” means a written Acquiror Acquisition Proposal for at least a majority of the outstanding shares of Acquiror Stock or all or substantially all of the consolidated assets of Acquiror and its Subsidiaries on terms that the Board of Directors of Acquiror determines in good faith by a majority vote, after considering the advice of a financial advisor of internationally recognized reputation and outside legal counsel and taking into account all the terms, conditions and other relevant aspects of the Acquiror Acquisition Proposal, including availability of financing (if applicable), any break-up fees, expense reimbursement provisions and conditions and timing to consummation, are more favorable to Acquiror’s stockholders than the transactions contemplated by this Agreement.

Section 7.06. Stock Exchange Listing. Acquiror shall use its reasonable best efforts to cause the shares of Acquiror Stock to be issued as part of the Acquisition Consideration to be listed on the NYSE, subject to official notice of issuance.

Section 7.07. Employee Matters. (a) For a period of 18 months after the Effective Time (the “Continuation Period”), Acquiror shall provide or cause the Company to provide to each employee of the Company or any of its Subsidiaries who continues employment with the Company or any of its Subsidiaries following the Effective Time (each, a “Company Employee”) compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits (including the value of equity compensation and equity based compensation) provided to such Company Employee by the Company and its Subsidiaries immediately prior to the Effective Time.

(b) From and after the Effective Time, Acquiror shall and shall cause the Company to honor all obligations under the Company Employee Plans in accordance with their respective terms as in effect immediately prior to the Effective Time.

(c) With respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) maintained by Acquiror or any of its Subsidiaries (other than the Company and any of its Subsidiaries) (each an “Acquiror Employee Plan”) in which any Company Employee or any dependent thereof participates after the Effective Time, such Company Employee shall receive full credit for service with the Company or any of its Subsidiaries (or predecessor employers to the extent the Company currently provides such past service credit) for purposes of eligibility to participate and vesting (but not for purposes of benefit accrual), to the same extent that such service was recognized as of the Effective Time under a comparable plan of the Company and its Subsidiaries in which such Company Employee participated; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(d) Acquiror shall waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Acquiror or any of its Subsidiaries (other than the Company and any of its Subsidiaries) in which any Company Employee or any dependent thereof participates from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company welfare benefit plan immediately prior to the Effective Time. Acquiror shall recognize, or cause to be recognized, the dollar amount of all expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee or dependent participates from and after the Effective Time.

(e) The provisions contained in this Section 7.07 with respect to Company Employees are included for the sole benefit of the respective parties hereto and shall not create any right in any other person, including any employee, former employee, or any participant in any Company Employee Plan (or beneficiary of any of the foregoing), including any right to continued (or resumed) employment with Acquiror, the Company, or any of their respective Subsidiaries, nor shall the provisions of this Section 7.07 require Acquiror, the Company or any of their respective Subsidiaries to continue or amend any particular benefit plan after the consummation of the transactions contemplated by this Agreement for any Company Employee, former Company Employee or any other person.

Section 7.08. Section 16 Matters. Prior to the Effective Time, Acquiror shall take all such steps as may be required to cause any acquisitions of Acquiror Stock (including derivative securities with respect to Acquiror Stock) resulting from the transactions contemplated by this Agreement by each individual who will become subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to Acquiror to be exempt under Rule 16b-3 promulgated under the 1934 Act.

ARTICLE 8

COVENANTS OF ACQUIROR AND THE COMPANY

The parties hereto agree that:

Section 8.01. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each of the Company and Acquiror shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement as promptly as practicable, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining as promptly as practicable and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement. Each of the Company and Acquiror (A) shall consult and cooperate with the other party in connection with the preparation of any of the filings and other documents described in clause (i) of the immediately preceding sentence prior to their filing, (B) shall furnish to the other party such necessary information and reasonable assistance as the other may request in connection with its preparation of any such filing or other document, (C) shall keep the other party apprised of the status of any correspondence, filings and other communications with, and any inquiries or requests for additional information from, any Governmental Authority concerning this Agreement, the Acquisition and the other transactions contemplated by this Agreement, and provide each other (or outside counsel, as appropriate) with copies of the foregoing to the extent in writing, (D) shall not independently participate in any meeting, or engage in any substantive conversation, with any Governmental Authority concerning this Agreement, the Acquisition or the other transactions contemplated hereby without giving the other party prior notice of the meeting or conversation and, unless prohibited by any such Governmental Authority, the opportunity to attend or participate and (E) shall consult and cooperate with the other party in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either party in connection with the matters described in clause (ii) of the immediately preceding sentence.

(b) In furtherance and not in limitation of the foregoing, each of Acquiror and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Without limiting the generality of Section 8.01(a), neither Acquiror nor the Company shall make any inquiries of, make any filing with, seek any approval of or take any similar action with respect to any Governmental Authority in respect of the PRC Anti-Monopoly Law in connection with the transactions contemplated by this Agreement, without the prior written consent of the other party, except (i) on a no-names basis, to the extent reasonably required by changes of Applicable Law dealing with antitrust or competition announced by, or new Applicable Law dealing with antitrust or competition adopted by, the Ministry of Commerce of the PRC, including the Anti-Monopoly Bureau of the Ministry of Commerce of the PRC or its successor (the “Anti-Monopoly Bureau”), after the date of this Agreement or (ii) to the extent that such party is expressly required to take such action by the Anti-Monopoly Bureau or the Anti-Monopoly Bureau initiates an investigation or inquiry that reasonably requires such action in response, so long as such party and its Representatives did not solicit, initiate or take any action to knowingly facilitate or encourage the imposition of such requirement, and subject in the case of each of the foregoing clauses (i) and (ii) to such party providing prior written notice to the other party that it intends to take such action.

(c) Acquiror shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Debt Commitment Letter, including using commercially reasonable efforts to (i) maintain in effect the Debt Commitment Letter, (ii) negotiate definitive agreements with respect to the Financing on terms and conditions (including the “flex” provisions) contemplated by the Debt Commitment Letter and execute and deliver to the Company a copy thereof concurrently with such execution, (iii) satisfy on a timely basis all conditions applicable to Acquiror in the Debt Commitment Letter that are within its control and comply with its obligations thereunder, (iv) enforce its rights under the Debt Commitment Letter in the event of a breach by the lenders or the other Persons providing such Financing that would reasonably be expected to prevent, impede or delay the Closing, including seeking specific performance of the lenders or the other Persons providing such Financing thereunder. In the event that all conditions to the Debt Commitment Letter have been satisfied or, upon funding, will be satisfied, Acquiror shall use its commercially reasonable efforts to cause the lenders and the other Persons providing such Financing to fund on the Closing Date the Financing (including by taking enforcement action, including seeking specific performance, to cause such lenders and the other Persons providing such Financing to fund such Financing). Acquiror shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Debt Commitment Letter and/or substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternative financing sources; provided that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Debt Commitment Letter that amends the Financing and/or substitution of all or any portion of the Financing (each, an “Alternative Financing”) shall not (A) expand upon the conditions precedent or contingencies to the Financing as set forth in the Debt Commitment Letter or (B) prevent, impede or delay the consummation of the Acquisition and the other transactions contemplated by this Agreement. Acquiror shall be permitted to reduce the amount of the Financing under the Debt Commitment Letter in its reasonable discretion; provided that Acquiror shall not reduce the Financing to an amount committed below the amount that is required to pay, together with other financial resources of Acquiror, including cash on hand on the Closing Date, the aggregate Acquisition Consideration pursuant to the Acquisition and to make all other necessary payments (including related fees and expenses) by Acquiror in connection with the Acquisition, including the repayment of any indebtedness required to be repaid, and the payment of all fees and expenses reasonably expected to be incurred, in connection the transactions contemplated by this Agreement (the “Required Financing Amount”), and provided further that such reduction shall not (x) expand upon the conditions precedent or contingencies to the Financing as set forth in the Debt Commitment Letter or (y) prevent or impede or delay the consummation of the Acquisition and the other transactions contemplated by this Agreement. If any portion of the Financing becomes unavailable or Acquiror becomes aware of any event or circumstance that makes any portion of the Financing unavailable, in each case, on the terms and conditions (including the “flex” provisions) contemplated in the Debt Commitment Letter and such portion is reasonably required to fund the Acquisition Consideration, Acquiror shall use its commercially reasonable efforts to arrange and obtain one or more Alternative Financings in an amount greater than or equal to the Required Financing Amount as promptly as practicable following the occurrence of such event. Acquiror shall give the Company prompt oral and written notice (but in any event not later than 48 hours after the occurrence) of any material breach by any party to the Debt Commitment Letter or of any condition not likely to be satisfied, in each case, of which Acquiror becomes aware, or any termination of the Debt Commitment Letter. Acquiror shall keep the Company reasonably informed in all material respects of the status of its efforts to arrange the Financing.

(d) The Company shall use its and shall cause its Subsidiaries to use their commercially reasonable efforts to cooperate with reasonable requests by Acquiror in its efforts to consummate the Financing or any Alternative Financing. Such commercially reasonable efforts shall include, to the extent reasonably requested by Acquiror, reasonable and customary cooperation (i) in arranging contact between the Arrangers for the Financing and the officers and directors of the Company and its Subsidiaries, (ii) in the preparation of confidential information memoranda, preliminary offering memoranda, financial information and other materials to be used in connection with obtaining such financing, including reasonable access to information regarding the business, operations, financial projections and prospects of the Company and its Subsidiaries to be used in the preparation of such materials, (iii) in the marketing efforts of Acquiror and its financing sources for such financing, including participation in management presentation sessions, “road shows” and sessions with rating agencies, (iv) in obtaining any consents of Third Parties necessary in connection with such financing, (v) in extinguishing existing indebtedness of the Company and its Subsidiaries and releasing Liens securing such indebtedness, in each case to take effect at the Effective Time, (vi) with respect to matters relating to pledges of collateral to take effect at the Effective Time in connection with such financing, (vii) in obtaining legal opinions and other documents and instruments relating to guarantees and other matters ancillary to such financing to be delivered in connection with such financing, (viii) in securing the cooperation of the independent accountants of the Company and its Subsidiaries, including with respect to the delivery of accountants’ comfort letters and consents of accountants for use of their reports in any materials relating to such financing, (ix) in providing the financial and other information regarding the Company and its Subsidiaries necessary for the satisfaction of the obligations and conditions set forth in the commitment letter relating to such financing within the time periods required thereby (which financial and other information shall not be required to contain any greater detail, including with respect to the time periods covered by interim financial statements, than the financial and other information contained in the Company SEC Documents) and (x) with the Arrangers’ and Acquiror’s due diligence. Notwithstanding the foregoing, until the Effective Time occurs, neither the Company nor any of its Subsidiaries shall (A) be required to pay any commitment or other similar fee, (B) have any liability or any obligation under any credit agreement or any related document or any other agreement or document related to the Financing (or any Alternative Financing) other than this Agreement or (C) be required to incur any other liability in connection with the Financing (or any Alternative Financing) unless reimbursed or reasonably satisfactorily indemnified by Acquiror. Acquiror (x) shall promptly, upon request by the Company, reimburse the Company for all reasonable documented out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company, any of its Subsidiaries or their respective Representatives in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 8.01(d), (y) acknowledges and agrees that the Company, its Subsidiaries and their respective Representatives shall not have any responsibility for, or incur any liability to any Person prior to the Effective Time under, the Financing (or any Alternative Financing) and (z) shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing (or any Alternative Financing) and any information used in connection therewith, except (A) with respect to any information provided expressly for use in connection with the arrangement of the Financing (or any Alternative Financing) by the Company or any of its Subsidiaries and (B) for any of the foregoing to the extent the same is the result of willful misconduct or bad faith of the Company, any such Subsidiary or their respective Representatives.

Section 8.02. Public Announcements. Acquiror and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call without the consent of the other party (which consent shall not be unreasonably withheld or delayed).

Section 8.03. Notices of Certain Events. Each of the Company and Acquiror shall promptly notify the other of:

(a) any material notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any material notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Acquiror and any of its Subsidiaries, as the case may be, that if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;

(d) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the conditions set forth in Sections 9.02(a) and 9.02(d) not to be satisfied; and

(e) any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder;

provided that the delivery of any notice pursuant to this Section 8.03 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 8.04. Stock Exchange De-listing; 1934 Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Acquiror and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Law and rules and policies of the NYSE to enable the de-listing by the Company of the ADSs from the NYSE and the deregistration of the Company Shares (including those represented by ADSs) under the 1934 Act as promptly as practicable after the Effective Time.

Section 8.05. No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Acquiror, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Acquiror’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Acquiror and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 8.06. Cooperation on SEC/Court Filings. (a) The Company and Acquiror shall cooperate with each other in setting mutually acceptable dates for the filing of the Acquiror Proxy Statement with the SEC (and any supplements or amendments thereto), the filing of the Cayman Court Documents with the Court, the hearings with the Court in connection with the Scheme, the Company Shareholder Meeting and the Acquiror Stockholder Meeting, so as to enable the consummation of the Scheme in the most efficient manner.

(b) Acquiror and the Company shall cooperate with one another in connection with the preparation of the Acquiror Proxy Statement. The Acquiror Proxy Statement shall, to the extent permitted by Applicable Law, be prepared as if the Acquiror Proxy Statement and the Company Proxy Statement constituted a joint proxy statement; provided that Acquiror may include in the Acquiror Proxy Statement the other proposals set forth in Section 8.06(b) of the Acquiror Disclosure Letter so long as the Acquiror Stockholder Approval is not conditional on the approval by the stockholders of Acquiror of such other proposals. The Company shall furnish all information as may be reasonably required by Acquiror in connection with the preparation, filing and distribution of the Acquiror Proxy Statement. Without limiting the generality of the foregoing, (i) the Company and its counsel shall be given a reasonable opportunity to review and comment on the Acquiror Proxy Statement, and reasonable and good faith consideration shall be given to any comments made by the Company and its counsel and (ii) Acquiror shall provide the Company and its counsel with (A) any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC with respect to the Acquiror Proxy Statement promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating in any discussions or calls with the SEC.

(c) The Company and Acquiror shall cooperate with one another in connection with the preparation of the Cayman Court Documents. The Company Proxy Statement shall, to the extent permitted by Applicable Law, be prepared as if the Acquiror Proxy Statement and the Company Proxy Statement constituted a joint proxy statement; provided that the Company Proxy Statement does not need to include proposals that are included in the Acquiror Proxy Statement but are not required to be submitted for approval at the Company Shareholder Meeting. Acquiror shall furnish all information as may be reasonably required by the Company in connection with the preparation, filing and distribution of the Cayman Court Documents. Without limiting the generality of the foregoing, (i) Acquiror and its counsel shall be given a reasonable opportunity to review and comment on the Cayman Court Documents, and reasonable and good faith consideration shall be given to any comments made by Acquiror and its counsel, and (ii) the Company shall provide Acquiror and its counsel with (A) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the Court with respect to the Cayman Court Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating in any discussions or meetings with the Court.

(d) Each of Acquiror and the Company shall promptly notify the other parties if at any time before the Effective Time it becomes aware that the Acquiror Proxy Statement or any Cayman Court Document contains any misstatement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Acquiror Proxy Statement or any Cayman Court Document.

ARTICLE 9

CONDITIONS TO THE ACQUISITION

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company and Acquiror to consummate the Acquisition are subject to the satisfaction of the following conditions:

(a) the Scheme shall have been approved at the Company Shareholder Meeting by the Company Shareholder Approval;

(b) the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to the Company and Acquiror, acting reasonably, on appeal or otherwise;

(c) the Final Order shall have been filed with the Registrar within one Business Day of the issuance of the Final Order by the Court;

(d) the Acquiror Stockholder Approval shall have been obtained in accordance with Applicable Law;

(e) no Applicable Law shall prohibit the consummation of the Acquisition;

(f) any applicable waiting period under the HSR Act relating to the Acquisition shall have expired or been terminated; and

(g) the shares of Acquiror Stock to be issued in the Acquisition shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 9.02. Conditions to the Obligations of Acquiror. The obligations of Acquiror to consummate the Acquisition are subject to the satisfaction of the following further conditions:

(a) (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of the Company contained in Sections 4.01, 4.02 and 4.05 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time) and (B) the other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein, except in the case of the representations and warranties contained in Section 4.11(a), for which such qualifiers shall not be disregarded) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), except, in the case of this clause (B) only (but not with respect to the representations and warranties contained in Section 4.11(a)), to the extent that the failure of such representations and warranties to be true has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (iii) Acquiror shall have received a certificate signed by the Chief Executive Officer of the Company to the foregoing effect;

(b) there shall not be instituted and pending any litigation or proceeding (or any investigation that would reasonably be expected to result in such litigation or proceeding) by any Governmental Authority with respect to the Acquisition under the U.S. Antitrust Laws that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (disregarding clause (E) of such definition for these purposes) on the Company or Acquiror;

(c) (i) in the event that the Anti-Monopoly Bureau has notified Acquiror in writing that the approval of the Anti-Monopoly Bureau is required under the PRC Anti-Monopoly Law to consummate the Acquisition, such approval shall have been obtained and (ii) in the event that the Anti-Monopoly Bureau has notified Acquiror in writing that the Anti-Monopoly Bureau has initiated an investigation under the PRC Anti-Monopoly Law with respect to the Acquisition pursuant to Article 4 of the Regulation on the Reporting Threshold of Business Concentration promulgated by the PRC State Council on August 3, 2008 (or under any implementing rules or regulations adopted by the Ministry of Commerce of the PRC, including by the Anti-Monopoly Bureau pursuant to the PRC Anti-Monopoly Law) that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (disregarding clause (E) of such definition for these purposes) on the Company or Acquiror, such investigation shall no longer be pending; and

(d) except (i) as set forth in the Company Disclosure Letter (subject to Section 11.05) or (ii) as disclosed in any Company SEC Document filed prior to the date of this Agreement (excluding any disclosures in the Company SEC Documents under the headings “Risk Factors” and “Forward-Looking Statements”), since the date of this Agreement, there shall not have been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Acquisition are subject to the satisfaction of the following further conditions:

(a) (i) Acquiror shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of Acquiror contained in Sections 5.01, 5.02 and 5.05 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time) and (B) the other representations and warranties of Acquiror contained in this Agreement or in any certificate or other writing delivered by Acquiror pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein, except in the case of the representations and warranties contained in Section 5.11, for which such qualifiers shall not be disregarded) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), except, in the case of this clause (B) only (but not with respect to the representations and warranties contained in Section 5.11), to the extent the failure of such representations and warranties to be true has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror; and (iii) the Company shall have received a certificate signed by a senior executive officer of Acquiror to the foregoing effect; and

(b) except (i) as set forth in the Acquiror Disclosure Letter (subject to Section 11.05) or (ii) as disclosed in any Acquiror SEC Document filed prior to the date of this Agreement (excluding any disclosures in the Acquiror SEC Documents under the headings “Risk Factors” and “General”), since the date of this Agreement, there shall not have been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

ARTICLE 10

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Acquisition and the Scheme may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the Shareholders or the issuance of the Interim Order or the Final Order):

(a) by mutual written agreement of the Company and Acquiror;

(b) by either the Company or Acquiror, if:

(i) the Closing shall not have occurred on or before the earlier of the Preliminary Date and January 26, 2011 (such earlier date, as may be extended pursuant to this Section 10.01(b)(i) or Section 11.13, the “End Date”); provided that if on the Preliminary Date (A) all conditions set forth in Article 9 shall have been satisfied or waived (or in the case of conditions that by their terms are to be satisfied at the time of the consummation of the Acquisition, shall be capable of being satisfied on the Preliminary Date) and (B) a Financial Market Event exists, then each of the Company and Acquiror shall have the right to extend the End Date to the date that is 30 days after the Preliminary Date, if it notifies the other party in writing on or prior to the Preliminary Date of its election to so extend the End Date (any such extension, a “Financial Market Extension”); provided, further, that if Acquiror exercises its right to make a Financial Market Extension, then the obligations of Acquiror to consummate the Acquisition shall no longer be subject to any of the conditions set forth in Section 9.02(a)(ii), 9.02(a)(iii) (to the extent relating to Section 9.02(a)(ii)) and 9.02(d); and provided, further, that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose material breach of any provision of this Agreement results in the failure of the Closing to occur on or before such date;

(ii) there shall be any Applicable Law that (A) makes consummation of the Acquisition illegal or otherwise prohibited or (B) enjoins the Company or Acquiror from consummating the Acquisition and such injunction shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party that has not complied in all material respects with all of its obligations under this Agreement;

(iii) if the Company Shareholder Approval shall not have been obtained at the Company Shareholder Meeting (including any adjournment or postponement thereof); or

(iv) if the Acquiror Stockholder Approval shall not have been obtained at the Acquiror Stockholder Meeting (including any adjournment or postponement thereof);

(c) by Acquiror, if:

(i) a Company Adverse Recommendation Change shall have occurred, or at any time after receipt or public announcement of a Company Acquisition Proposal, the Company’s Board of Directors shall have failed to reaffirm the Company Board Recommendation as promptly as practicable (but in any event within ten Business Days) after receipt of any written request to do so from Acquiror;

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; or

(iii) there shall have been an intentional and material breach of Section 6.02 or Section 6.03;

(d) by the Company, if:

(i) prior to the Company Shareholder Approval, the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a written agreement concerning a Company Superior Proposal; provided that concurrently with such termination, the Company pays the Termination Fee payable pursuant to Section 11.04(b)(i); and provided, further, that the Company complies with Section 6.03(d);

(ii) an Acquiror Adverse Recommendation Change shall have occurred;

(iii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Acquiror set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; or

(iv) there shall have been an intentional and material breach of Section 7.04 or Section 7.05.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the intentional (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. The provisions of this Section 10.02 and Sections 11.04, 11.07, 11.08 and 11.09 shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and shall be given,

if to Acquiror, to:

Charles River Laboratories International, Inc.

251 Ballardvale Street

Wilmington, Massachusetts 01887

Attention: David P. Johst, Corporate EVP and General Counsel

Facsimile No.: (978) 694-9504

with a copy to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: Michael Davis

Facsimile No.: (212) 701-5800

Davis Polk & Wardwell LLP

26/F, Twin Towers West

B12, Jian Guo Men Wai Avenue

Chao Yang District, Beijing 100022

People’s Republic of China

Attention: Howard Zhang

Facsimile No.: (86 10) 8567-5102

if to the Company, to:

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road

Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

Attention: Edward Hu, Chief Operating Officer

Facsimile No.: (86 21) 5046-3718

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Attention: Faiza J. Saeed

                 Sarkis Jebejian

Facsimile No.: (212) 474-3700

O’Melveny & Myers LLP

37th Floor, Plaza 66, 1266 Nanjing Road West

Shanghai 200040

People’s Republic of China

Attention: Kurt J. Berney

Facsimile No.: (86 21) 2307-7300

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other party hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.02. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time. This Section 11.02 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after the Company Shareholder Approval or the Acquiror Stockholder Approval has been obtained, there shall be no amendment or waiver that would require the further approval of the Shareholders or the further approval of the stockholders of Acquiror, as applicable, without such approval having first been obtained under the Applicable Law; provided further that after the Interim Order has been obtained, there shall be no amendment or waiver without the Court approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. (a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) Termination Fee.

(i) If this Agreement is terminated by Acquiror pursuant to Section 10.01(c)(i) or 10.01(c)(iii) or by the Company pursuant to Section 10.01(d)(i), then the Company shall pay to Acquiror in immediately available funds US$50,000,000 (the “Termination Fee”), in the case of a termination by Acquiror, within one Business Day after such termination and, in the case of a termination by the Company, immediately before and as a condition to such termination.

(ii) If (A) this Agreement is terminated by Acquiror or the Company pursuant to Section 10.01(b)(i) (except in circumstances in which the Financing Reverse Termination Fee or the Specified Regulatory Condition Reverse Termination Fee is payable) or 10.01(b)(iii), (B) after the date of this Agreement and prior to such termination, a Company Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Board of Directors of the Company or its shareholders and (C) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to a Company Acquisition Proposal or a Company Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Acquiror in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), the Termination Fee.

(c) Reverse Termination Fee.

(i) If this Agreement is terminated by Acquiror or the Company pursuant to Section 10.01(b)(iv), then Acquiror shall pay to the Company in immediately available funds US$25,000,000, in the case of a termination by the Company, within one Business Day after such termination and, in the case of a termination by Acquiror, immediately before and as a condition to such termination; provided that if (A) after the date of this Agreement and prior to such termination, an Acquiror Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Board of Directors of Acquiror or its stockholders and (B) within 12 months following the date of such termination, Acquiror shall have entered into a definitive agreement with respect to an Acquiror Acquisition Proposal or an Acquiror Acquisition Proposal shall have been consummated (provided that for purposes of this clause (B), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then Acquiror shall pay to the Company in immediately available funds, concurrently with the occurrence of the applicable event described in clause (B), an additional amount of US$25,000,000.

(ii) If this Agreement is terminated by the Company pursuant to Section 10.01(d)(ii) or 10.01(d)(iv), then Acquiror shall pay to the Company in immediately available funds US$50,000,000 within one Business Day after such termination.

(iii) If (A) this Agreement is terminated by Acquiror or the Company pursuant to Section 10.01(b)(i) (except in circumstances in which the Financing Reverse Termination Fee or the Specified Regulatory Condition Reverse Termination Fee is payable), (B) after the date of this Agreement and prior to such termination, an Acquiror Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Board of Directors of Acquiror or its stockholders and (C) within 12 months following the date of such termination, Acquiror shall have entered into a definitive agreement with respect to an Acquiror Acquisition Proposal or an Acquiror Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then Acquiror shall pay to the Company in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), US$50,000,000.

(iv) If (A) (w) this Agreement is terminated by Acquiror or the Company pursuant to Section 10.01(b)(i) (except in circumstances in which the Specified Regulatory Condition Reverse Termination Fee is payable), (x) a Financial Market Event exists on the End Date, (y) all conditions set forth in Article 9 shall have been satisfied or waived on the End Date (or in the case of conditions that by their terms are to be satisfied at the time of the consummation of the Acquisition, shall be capable of being satisfied on the End Date) and (z) a Financial Market Extension shall not have occurred or (B) a Financial Market Extension shall have occurred and this Agreement is terminated for any reason (any such termination under the circumstances described in this clause (B) or the foregoing clause (A), a “Specified Financing Condition Termination”), then in the case of each of the foregoing clauses (A) and (B), Acquiror shall pay to the Company in immediately available funds US$75,000,000 (the “Financing Reverse Termination Fee”), in the case of a termination by the Company, within one Business Day after such termination and, in the case of a termination by Acquiror, immediately before and as a condition to such termination. The Company agrees that in the event that the Financing Reverse Termination Fee is paid to the Company pursuant to this Section 11.04(c)(iv), notwithstanding anything in this Agreement to the contrary, the payment of such Financing Reverse Termination Fee shall be the sole and exclusive remedy of the Company and its Related Persons against Acquiror or any of its Related Persons for, and in no event shall the Company or any of its Related Persons seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, (1) any loss suffered as a result of the failure of the Acquisition to be consummated, (2) the termination of this Agreement, (3) any liabilities or obligations arising under this Agreement, or (4) any claims or actions arising out of or relating to any termination or failure of or under this Agreement, in each case, with respect to a Specified Financing Condition Termination and any event related thereto, and upon payment to the Company of the Financing Reverse Termination Fee, neither Acquiror nor any of its Related Persons shall have further liability or obligation to the Company or any of its Related Persons relating to or arising out of this Agreement or the transactions contemplated hereby. For purposes of this Section, “Related Person” means, with respect to a party, any former, current or future, direct or indirect, stockholder, director, officer, employee, agent, Representative, Affiliate or assignee of such party, or any former, current or future director, officer, employee, agent, Representative, Affiliate or assignee of any of the foregoing.

(v) If (A) (x) this Agreement is terminated by Acquiror or the Company pursuant to Section 10.01(b)(i) and (y) on the End Date, all conditions set forth in Article 9 (other than the conditions set forth in Section 9.02(c)) shall have been satisfied or waived (or in the case of conditions that by their terms are to be satisfied at the time of the consummation of the Acquisition, shall be capable of being satisfied on the End Date) or (B) this Agreement is terminated by Acquiror or the Company pursuant to Section 10.01(b)(ii) solely as a result of a final and nonappealable injunction, judgment, order or decree enjoining or otherwise prohibiting the consummation of the Acquisition under the PRC Anti-Monopoly Law (any such termination under the circumstances described in this clause (B) or the foregoing clause (A), a “Specified Regulatory Condition Termination”), then Acquiror shall pay to the Company in immediately available funds US$75,000,000 (the “Specified Regulatory Condition Reverse Termination Fee”), in the case of a termination by the Company, within one Business Day after such termination and, in the case of a termination by Acquiror, immediately before and as a condition to such termination. The Company agrees that in the event that the Specified Regulatory Condition Reverse Termination Fee is paid to the Company pursuant to this Section 11.04(c)(v), notwithstanding anything in this Agreement to the contrary, the payment of such Specified Regulatory Condition Reverse Termination Fee shall be the sole and exclusive remedy of the Company and its Related Persons against Acquiror or any of its Related Persons for, and in no event shall the Company or any of its Related Persons seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, (1) any loss suffered as a result of the failure of the Acquisition to be consummated, (2) the termination of this Agreement, (3) any liabilities or obligations arising under this Agreement, or (4) any claims or actions arising out of or relating to any termination or failure of or under this Agreement, in each case, with respect to a Specified Regulatory Condition Termination and any event related thereto, and upon payment to the Company of the Specified Regulatory Condition Reverse Termination Fee, neither Acquiror nor any of its Related Persons shall have further liability or obligation to the Company or any of its Related Persons relating to or arising out of this Agreement or the transactions contemplated hereby.

In no event shall Acquiror be required to pay more than one fee to the Company pursuant to this Section 11.04(c), except in accordance with the express terms of Section 11.04(c)(i).

(d) Other Costs and Expenses. The Company, on the one side, and Acquiror, on the other side, each acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, each side would not enter into this Agreement. Accordingly, if either side fails promptly to pay any amount due to the other side pursuant to this Section 11.04, it shall also pay any costs and expenses incurred by the other side in connection with a legal action to enforce this Agreement that results in a judgment against the first side for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date

Section 11.05. Disclosure Letters. The parties hereto agree that any reference in a particular Section of either the Company Disclosure Letter or the Acquiror Disclosure Letter shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations, warranties or covenants is readily apparent on its face. The fact that any item of information is disclosed in the Company Disclosure Letter or the Acquiror Disclosure Letter shall not be construed to mean that such information is required to be disclosed by this Agreement. Any information set forth in the Company Disclosure Letter or the Acquiror Disclosure Letter shall not (A) be used as a basis for interpreting the terms “material”, “Material Adverse Effect” or other similar terms in this Agreement, (B) represent a determination that such item did not arise in the ordinary course of business or was not consistent with past practice, (C) broaden the scope of any representation or warranty set forth in this Agreement or (D) constitute, or be deemed to constitute, an admission of liability or obligation regarding such matter.

Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.03, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, following the Effective Time, the provisions of Sections 2.02, 2.03 and 2.06 shall be enforceable by each holder of a Company Share outstanding at the Effective Time that was transferred to Acquiror pursuant to Section 2.02.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Acquiror may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Acquiror of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Acquiror.

Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflicts of law rules of such state, other than with respect to matters to which the Cayman Companies Law mandatorily applies, with respect to which the Cayman Companies Law shall apply.

Section 11.08. Jurisdiction. (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of this Agreement or the documents referred to in this Agreement, or based on any matter arising out of or in connection with this Agreement, the documents referred to in this Agreement or the transactions contemplated by this Agreement (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought only in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have that it is not subject to such jurisdiction or that this Agreement or any such document may not be enforced in or by any such court, or to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

(b) THE COMPANY HEREBY IRREVOCABLY DESIGNATES CT CORPORATION SYSTEM (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE AT 111 EIGHTH AVENUE, NEW YORK, NY 10011, AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT; PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON THE PROCESS AGENT, THE COMPANY SHALL ALSO DELIVER A COPY THEREOF TO THE OTHER PERSONS PARTY HERETO IN THE MANNER PROVIDED IN SECTION 11.01 OF THIS AGREEMENT. THE COMPANY SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT THE COMPANY WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN WILMINGTON, DELAWARE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW. EACH PARTY EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING WAIVER IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11. Entire Agreement. This Agreement, the Company Confidentiality Agreement, the Acquiror Confidentiality Agreement and the Voting Agreements constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Specific Performance. The parties hereto agree that irreparable damage would occur and that the parties would not have an adequate remedy at law if any provision of this Agreement were not performed in accordance with the terms hereof or was otherwise breached and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity, without proof of damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy). The right to specific performance shall include the right of the Company to cause Acquiror to cause the Acquisition and the transactions contemplated by the Acquisition to be consummated on the terms and subject to the conditions set forth in this Agreement. The parties hereto further agree, if any provision of this Agreement were not performed in accordance with the terms hereof or was otherwise breached, not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Applicable Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. If, prior to the End Date, either party brings any action to enforce specifically the performance of the terms and provisions of this Agreement by the other party, the End Date shall automatically be extended by (a) the amount of time during which such action is pending, plus 20 Business Days, or (b) such other time period established by the court presiding over such action.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

WUXI PHARMATECH (CAYMAN) INC.

By:	/s/ Ge Li
Name: Ge Li
Title: Chairman and Chief Executive Officer

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

By:	/s/ James C. Foster
Name: James C. Foster
Title: Chairman, President & CEO

[Acquisition Agreement]

Exhibit 99.3

EXECUTION COPY

VOTING AGREEMENT

AGREEMENT, dated as of April 26, 2010 between Charles River Laboratories International, Inc., a Delaware corporation (“Acquiror”), and the shareholders listed on the signature pages hereto (each a “Shareholder” and, collectively, “Shareholders”).

WHEREAS, in order to induce Acquiror to enter into an Agreement and Plan of Arrangement, dated as of the date hereof (the “Acquisition Agreement”), with WuXi PharmaTech (Cayman) Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), Acquiror has requested Shareholders, and Shareholders have agreed, to enter into this Agreement with respect to all ordinary shares, with a par value of $0.02 per ordinary share, of the Company that Shareholders beneficially own (including any ordinary shares that Shareholders acquire after the date hereof, including upon exercise or conversion of any options, rights or other securities convertible into or exercisable for ordinary shares) (the “Shares”), including shares represented in American Depositary Shares of the Company, each representing eight ordinary shares (the “ADSs”); provided that the term Shares shall not include any options, rights or other securities convertible into or exercisable for ordinary shares of the Company.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1

GRANT OF PROXY AND POWER OF ATTORNEY; VOTING AGREEMENT

Section 1.01. Voting Agreement. Each Shareholder hereby agrees to vote or exercise its right to consent with respect to all Shares that such Shareholder is entitled to vote at the time of any vote to approve the Scheme at any meeting of the shareholders of the Company, and at any adjournment thereof, at which the Scheme (or any amended version thereof (subject to Section 5.03)), is submitted for the consideration and vote of the shareholders of the Company. Each Shareholder hereby agrees that it will not vote any Shares in favor of, or consent to, and will vote against and not consent to, the approval of any (i) Company Acquisition Proposal, (ii) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company or (iii) corporate action the consummation of which would prevent, interfere with, impede or delay the consummation of the transactions contemplated by the Acquisition Agreement. Except as expressly set forth in this Section 1.01, nothing in this Agreement shall limit the right of each Shareholder to vote or exercise its right to consent in favor of or against, or abstain with respect to, any matter presented to the Company’s shareholders, including in connection with the election of directors.

Section 1.02. Irrevocable Proxy/Power of Attorney. (a) Each Shareholder hereby revokes any and all previous proxies granted with respect to the Shares. Subject to Section 1.02(d), by entering into this Agreement, each Shareholder hereby grants a proxy appointing Acquiror as such Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Shareholder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power solely in the manner permitted by Section 1.01. The proxy granted by each Shareholder pursuant to this Article 1 is irrevocable and is granted in consideration of Acquiror entering into this Agreement and the Acquisition Agreement and incurring certain related fees and expenses. The proxy granted by each Shareholder shall be automatically revoked upon termination of this Agreement in accordance with its terms.

(b) Subject to Section 1.02(d), each Shareholder hereby constitutes and appoints Acquiror its attorney-in-fact, with full power of substitution, for and in such Shareholder’s name, for the following purpose:

To execute and deliver, for and in such Shareholder’s name, the relevant instruction to any applicable broker with respect to all ADSs held by such Shareholder immediately prior to the Company Shareholder Meeting through such broker, instructing such broker to instruct the registered holder to vote or cause to be voted the Shares represented by such ADSs solely in the manner permitted by Section 1.01.

(c) Each Shareholder hereby ratifies and confirms everything said attorney-in-fact may do by virtue of, and in accordance with, this Section. The power of attorney granted hereby is intended to secure an interest in property and, in addition, the obligations of such Shareholder under this Agreement, and shall be irrevocable. The power of attorney set forth in this Section shall not be revoked by any subsequent power of attorney such Shareholder may execute.

(d) Notwithstanding any provision of this Agreement to the contrary, Acquiror (or its proxy or substitute) shall be authorized to exercise the rights granted to it in Section 1.02(a) or instruct any applicable broker to vote Shares represented by ADSs beneficially owned by such Shareholder pursuant to Section 1.02(b), in each case, only in the event such Shareholder has failed to deliver at least five Business Days prior to the Company Shareholder Meeting, as applicable, (i) to the Secretary of the Company (with a copy to Acquiror) a duly executed proxy card with respect to Shares for which such Shareholder is a record holder and (ii) to the applicable broker (with a copy to Acquiror) a duly executed instruction with respect to ADSs beneficially owned by such Shareholder, in each case voting the Shares in the manner permitted by Section 1.01 or in the event such proxy card or instruction has been thereafter modified or revoked or otherwise fails to provide evidence of Shareholder’s compliance with the obligations of such Shareholder set forth in Section 1.01.

(e) Acquiror shall promptly provide each Shareholder with copies of any and all instructions and other documents delivered by Acquiror to any broker in respect of Shares represented by ADSs beneficially owned by such Shareholder

Section 1.03. Capacity as a Shareholder. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict Shareholder in his capacity as a director or officer of the Company or any designee, employee, representative or affiliate of any Shareholder who is a director or officer of the Company from acting in such capacity or voting in such person’s sole discretion on any matter (it being understood that this Agreement shall apply to each Shareholder solely in such Shareholder’s capacity as a shareholder of the Company).

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

Each Shareholder represents and warrants to Acquiror that:

Section 2.01. Corporation Authorization. In the event of any Shareholder that is not a natural person, the execution, delivery and performance by such Shareholder of this Agreement and the consummation by such Shareholder of the transactions contemplated hereby are within the organizational powers of such Shareholder and have been duly authorized by all necessary organizational action. This agreement constitutes a valid and binding agreement of such Shareholder.

Section 2.02. Non-Contravention. The execution, delivery and performance by such Shareholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the constitutional documents of such Shareholder in the event of any Shareholder that is not a natural person, (ii) violate any Applicable Law (assuming the making of any filings that may be required under the HSR Act or filings that may be required under Section 13(d) or Section 16 of the 1934 Act, or as otherwise set forth in the Acquisition Agreement, and assuming that any and all filings with, notifications to, or approvals of or actions by any Governmental Authority (other than any Governmental Authority of or in the U.S. or the Cayman Islands) required in connection with the transactions contemplated by the Acquisition Agreement have been made or obtained in a timely manner) or (iii) require any consent or other action by any Person (excluding any Governmental Authority (other than any Governmental Authority of or in the U.S. or the Cayman Islands) and assuming the making of any filings that may be required under the HSR Act or filings that may be required under Section 13(d) or Section 16 of the 1934 Act, or as otherwise set forth in the Acquisition Agreement) under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such Shareholder is entitled under any provision of any agreement or other instrument binding on such Shareholder, including those relating to the pledge by GapStar, LLC of Shares held by it to a financial institution, except in the case of clauses (ii) and (iii) as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Shareholder’s performance of its obligations hereunder.

Section 2.03. Ownership of Shares. As of the date hereof, such Shareholder is the record and beneficial owner of the Shares that are not represented by ADSs and is the beneficial owner of the Shares that are represented by ADSs, in each case free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of the Shares), in each case other than (i) any restrictions applicable to the Shares that may exist pursuant to securities laws and (ii) the pledge by GapStar, LLC of Shares held by it to a financial institution. None of the Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares.

Section 2.04. Total Shares. As of the date hereof, except for the Shares set forth on the signature page hereto, such Shareholder does not beneficially own any (i) shares of the Company entitling such Shareholder to vote at meetings of shareholders of the Company, including the Company Shareholder Meeting, (ii) securities of the Company convertible into or exchangeable for shares of the Company entitling such Shareholder to vote at meetings of shareholders of the Company, including the Company Shareholder Meeting or (iii) options or other rights to acquire from the Company any shares of the Company or securities convertible into or exchangeable for shares of the Company entitling such Shareholder to vote at meetings of shareholders of the Company, including the Company Shareholder Meeting.

Section 2.05. Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Acquiror or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Shareholder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Acquiror represents and warrants to each Shareholder that:

Section 3.01. Corporation Authorization. The execution, delivery and performance by Acquiror of this Agreement and the consummation by Acquiror of the transactions contemplated hereby are within the corporate powers of Acquiror and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Acquiror.

Section 3.02. Non-Contravention. The execution, delivery and performance by Acquiror of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the constitutional documents of Acquiror, (ii) violate any Applicable Law (assuming the making of any filings that may be required under the HSR Act or filings that may be required under Section 13(d) or Section 16 of the 1934 Act, or as otherwise set forth in the Acquisition Agreement, and assuming that any and all filings with, notifications to, or approvals of or actions by any Governmental Authority (other than any Governmental Authority of or in the U.S. or the Cayman Islands) required in connection with the transactions contemplated by the Acquisition Agreement have been made or obtained in a timely manner) or (iii) require any consent or other action by any Person (excluding any Governmental Authority (other than any Governmental Authority of or in the U.S. or the Cayman Islands) and assuming the making of any filings that may be required under the HSR Act or filings that may be required under Section 13(d) or Section 16 of the 1934 Act, or as otherwise set forth in the Acquisition Agreement) under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Acquiror is entitled under any provision of any agreement or other instrument binding on Acquiror, except in the case of clauses (ii) and (iii) as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Acquiror’s performance of its obligations hereunder or under the Acquisition Agreement.

ARTICLE 4

COVENANTS OF SHAREHOLDERS

Each Shareholder hereby covenants and agrees that:

Section 4.01. No Proxies for or Encumbrances on Shares. Except pursuant to the terms of this Agreement, such Shareholder shall not, without the prior written consent of Acquiror, directly or indirectly, (i) grant any proxy or power of attorney or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) sell, assign, transfer, encumber, pledge or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance, pledge or other disposition of, any Shares during the term of this Agreement; provided, however, that such Shareholder may transfer any Shares to one or more Affiliates so long as any applicable transferee prior to such transfer agrees in writing to be bound by the provisions of this Agreement (a copy of which written agreement shall promptly be provided to Acquiror) and such transfer shall not relieve such Shareholder from any of its obligations hereunder. Such Shareholder shall not seek or solicit any such sale, assignment, transfer, encumbrance, pledge or other disposition or any such contract, option or other arrangement or understanding.

Section 4.02. Options, Rights and Other Securities. Such Shareholder may, in its sole discretion, elect to exercise or convert, in whole or in part, any option, right or other security (and, including the Company Convertible Notes, the “Share Instruments”) exercisable for or convertible into Shares held by such Shareholder. All voting rights attached to Shares received by such Shareholder upon exercise or conversion of any Share Instrument which are entitled to vote at any meeting of shareholders of the Company at which the Scheme is presented for approval and adoption shall be exercised in accordance with this Agreement. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall obligate any Shareholder to convert any Share Instrument held by it at any time.

ARTICLE 5

MISCELLANEOUS

Section 5.01. Other Definitional and Interpretative Provisions. Unless specified otherwise, in this Agreement the obligations of any party consisting of more than one person are several and not joint. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof, including Section 5.03, and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

Section 5.02. Further Assurances. Subject to the final sentence of Section 4.02, from the date hereof until this Agreement is terminated pursuant to Section 5.03, Acquiror and the Shareholders will each use reasonable best efforts to execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to effectuate the rights of Acquiror and obligations of the Shareholders set forth in this Agreement.

Section 5.03. Amendments; Termination. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement shall automatically terminate upon the earliest to occur of (i) the termination of the Acquisition Agreement in accordance with its terms, (ii) the consummation of the Acquisition and (iii) the date of any amendment, modification, change or waiver of the Acquisition Agreement executed after the date hereof that results in (a) a decrease in the cash or stock portion of the Acquisition Consideration, (b) a decrease in the Acquisition Consideration (as defined in the Acquisition Agreement on the date hereof) or (c) any delay in the consummation of the Acquisition until after the End Date, in each case, that is not consented to in writing by each Shareholder in its sole discretion prior to such amendment, modification, change or waiver of the Acquisition Agreement.

Section 5.04. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense; provided that on the Closing Date, Acquiror shall cause the Company to reimburse the Shareholders for the Shareholders’ reasonable and documented costs, fees and expenses, including the reasonable costs, fees and expenses of legal counsel, incurred by the Shareholders in connection with the negotiation and execution and delivery of this Agreement and the transactions contemplated hereby and any instrument delivered in connection herewith as well as any amendments, modifications or waivers hereof; provided further that the aggregate amount of such reimbursement provided to the Shareholders shall not exceed $15,000.

Section 5.05. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that, subject to Section 4.01, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Acquiror may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided that such transfer or assignment shall not relieve Acquiror of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Acquiror.

Section 5.06. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the conflicts of law rules of such state, other than with respect to any matters to which the Cayman Companies Law mandatorily applies, with respect to which the Cayman Companies Law shall apply.

Section 5.07. Jurisdiction. (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party that is neither a U.S. resident nor organized under the laws of the U.S., any State thereof or the District of Columbia (any such party, a “Foreign Party”) agrees that service of process on such party as provided in Section 5.07(b), with written notice of said service to such party as provided in Section 5.12, shall be deemed effective service of process on such party.

(b) EACH FOREIGN PARTY HEREBY IRREVOCABLY DESIGNATES GENERAL ATLANTIC SERVICE COMPANY, LLC (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE AT THREE PICKWICK PLAZA, GREENWICH, CT 06830, ATTENTION: DAVID A. ROSENSTEIN, ESQ., FAX: (203) 618-9207, AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT. SUCH FOREIGN PARTY SHALL TAKE ALL SUCH ACTIONS AS MAY BE REASONABLY NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT SUCH FOREIGN PARTY WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN THE UNITED STATES OF AMERICA. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW. EACH FOREIGN PARTY EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING WAIVER IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

Section 5.08 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 5.09. Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 5.10. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity.

Section 5.11. Capitalized Terms. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Acquisition Agreement as of the date hereof.

Section 5.12. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Acquiror, as provided in Section 11.01 of the Acquisition Agreement:

if to any Shareholder, to:

General Atlantic Service Company, LLC

Three Pickwick Plaza,

Greenwich, CT 06830

Attention: David A. Rosenstein, Esq.,

Fax: (203) 618-9207

with copies to the Company as provided in Section 11.01 of the Acquisition Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Charles River Laboratories International, Inc.

By:	/s/ James C. Foster
	Name:	James C. Foster
	Title:	Chairman, President & CEO

[Voting Agreement]

GENERAL ATLANTIC PARTNERS (BERMUDA), L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Matthew Nimetz
Name:	Matthew Nimetz
Title:	Vice President

Shares owned by General Atlantic Partners (Bermuda), L.P. as of the date hereof:

17,215,186 Shares

Options, rights and other securities owned by General Atlantic Partners (Bermuda), L.P. as of the date hereof that are exercisable for or convertible into Shares (both vested and unvested, as the case may be):

Company Convertible Notes in the principal amount of $22,999,655 convertible into 14,963,576 Shares

[Voting Agreement]

GAP-W INTERNATIONAL, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Matthew Nimetz
Name:	Matthew Nimetz
Title:	Vice President

Shares owned by GAP-W International, L.P. as of the date hereof:

6,549,350 Shares

Options, rights and other securities owned by GAP-W International, L.P. as of the date hereof that are exercisable for or convertible into Shares (both vested and unvested, as the case may be):

Company Convertible Notes in the principal amount of $8,750,000 convertible into 5,692,751 Shares

[Voting Agreement]

GAPSTAR, LLC

By:	/s/ Mathew Nimetz
Name:	Mathew Nimetz
Title:	Vice President

Shares owned by GapStar, LLC as of the date hereof:

392,958 Shares

Options, rights and other securities owned by GapStar, LLC as of the date hereof that are exercisable for or convertible into Shares (both vested and unvested, as the case may be):

Company Convertible Notes in the principal amount of $525,000 convertible into 341,565 Shares

[Voting Agreement]

GAP COINVESTMENTS III, LLC

By:	/s/ Matthew Nimetz
Name:	Matthew Nimetz
Title:	A Managing Member

Shares owned by GAP Coinvestments III, LLC as of the date hereof:

1,567,848 Shares

Options, rights and other securities owned by GAP Coinvestments III, LLC as of the date hereof that are exercisable for or convertible into Shares (both vested and unvested, as the case may be):

Company Convertible Notes in the principal amount of $2,094,680 convertible into 1,362,799 Shares

[Voting Agreement]

GAP COINVESTMENTS IV, LLC

By:	/s/ Matthew Nimetz
Name:	Matthew Nimetz
Title:	A Managing Director

Shares owned by GAP Coinvestments IV, LLC as of the date hereof:

367,008 Shares

Options, rights and other securities owned by GAP Coinvestments IV, LLC as of the date hereof that are exercisable for or convertible into Shares (both vested and unvested, as the case may be):

Company Convertible Notes in the principal amount of $490,315 convertible into 318,999 Shares

[Voting Agreement]

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC, its General Partner

By:	/s/ Matthew Nimetz
Name:	Matthew Nimetz
Title:	Managing Director

Shares owned by GAP Coinvestments CDA, L.P. as of the date hereof:

32,750 Shares

Options, rights and other securities owned by GAP Coinvestments CDA, L.P. as of the date hereof that are exercisable for or convertible into Shares (both vested and unvested, as the case may be):

Company Convertible Notes in the principal amount of $43,750 convertible into 28,464 Shares

[Voting Agreement]

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH, its General Partner

By:	/s/ Matthew Nimetz
Name:	Matthew Nimetz
Title:	Managing Director

Shares owned by GAPCO GmbH & Co. KG as of the date hereof:

72,300 Shares

Options, rights and other securities owned by GAPCO GmbH & Co. KG as of the date hereof that are exercisable for or convertible into Shares (both vested and unvested, as the case may be):

Company Convertible Notes in the principal amount of $96,600 convertible into 62,848 Shares

[Voting Agreement]

Exhibit 99.4

EXECUTION COPY

VOTING AGREEMENT

AGREEMENT, dated as of April 26, 2010 between Charles River Laboratories International, Inc., a Delaware corporation (“Acquiror”), and the shareholders listed on the signature pages hereto (each a “Shareholder” and, collectively, “Shareholders”).

WHEREAS, in order to induce Acquiror to enter into an Agreement and Plan of Arrangement, dated as of the date hereof (the “Acquisition Agreement”), with WuXi PharmaTech (Cayman) Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), Acquiror has requested Shareholders, and Shareholders have agreed, to enter into this Agreement with respect to all ordinary shares, with a par value of $0.02 per ordinary share, of the Company that Shareholders beneficially own (including any ordinary shares that Shareholders acquire after the date hereof, including upon exercise or conversion of any options, rights or other securities convertible into or exercisable for ordinary shares) (the “Shares”), including shares represented in American Depositary Shares of the Company, each representing eight ordinary shares (the “ADSs”); provided that the term Shares shall not include any options, rights or other securities convertible into or exercisable for ordinary shares of the Company.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1

GRANT OF PROXY AND POWER OF ATTORNEY; VOTING AGREEMENT

Section 1.01. Voting Agreement. Each Shareholder hereby agrees to vote or exercise its right to consent with respect to all Shares that such Shareholder is entitled to vote at the time of any vote to approve the Scheme at any meeting of the shareholders of the Company, and at any adjournment thereof, at which the Scheme (or any amended version thereof (subject to Section 5.03)), is submitted for the consideration and vote of the shareholders of the Company. Each Shareholder hereby agrees that it will not vote any Shares in favor of, or consent to, and will vote against and not consent to, the approval of any (i) Company Acquisition Proposal, (ii) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company or (iii) corporate action the consummation of which would prevent, interfere with, impede or delay the consummation of the transactions contemplated by the Acquisition Agreement. Except as expressly set forth in this Section 1.01, nothing in this Agreement shall limit the right of each Shareholder to vote or exercise its right to consent in favor of or against, or abstain with respect to, any matter presented to the Company’s shareholders, including in connection with the election of directors.

Section 1.02. Irrevocable Proxy/Power of Attorney. (a) Each Shareholder hereby revokes any and all previous proxies granted with respect to the Shares. Subject to Section 1.02(d), by entering into this Agreement, each Shareholder hereby grants a proxy appointing Acquiror as such Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Shareholder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power solely in the manner permitted by Section 1.01. The proxy granted by each Shareholder pursuant to this Article 1 is irrevocable and is granted in consideration of Acquiror entering into this Agreement and the Acquisition Agreement and incurring certain related fees and expenses. The proxy granted by each Shareholder shall be automatically revoked upon termination of this Agreement in accordance with its terms.

(b) Subject to Section 1.02(d), each Shareholder hereby constitutes and appoints Acquiror its attorney-in-fact, with full power of substitution, for and in such Shareholder’s name, for the following purpose:

To execute and deliver, for and in such Shareholder’s name, the relevant instruction to any applicable broker with respect to all ADSs held by such Shareholder immediately prior to the Company Shareholder Meeting through such broker, instructing such broker to instruct the registered holder to vote or cause to be voted the Shares represented by such ADSs solely in the manner permitted by Section 1.01.

(c) Each Shareholder hereby ratifies and confirms everything said attorney-in-fact may do by virtue of, and in accordance with, this Section. The power of attorney granted hereby is intended to secure an interest in property and, in addition, the obligations of such Shareholder under this Agreement, and shall be irrevocable. The power of attorney set forth in this Section shall not be revoked by any subsequent power of attorney such Shareholder may execute.

(d) Notwithstanding any provision of this Agreement to the contrary, Acquiror (or its proxy or substitute) shall be authorized to exercise the rights granted to it in Section 1.02(a) or instruct any applicable broker to vote Shares represented by ADSs beneficially owned by such Shareholder pursuant to Section 1.02(b), in each case, only in the event such Shareholder has failed to deliver at least five Business Days prior to the Company Shareholder Meeting, as applicable, (i) to the Secretary of the Company (with a copy to Acquiror) a duly executed proxy card with respect to Shares for which such Shareholder is a record holder and (ii) to the applicable broker (with a copy to Acquiror) a duly executed instruction with respect to ADSs beneficially owned by such Shareholder, in each case voting the Shares in the manner permitted by Section 1.01 or in the event such proxy card or instruction has been thereafter modified or revoked or otherwise fails to provide evidence of Shareholder’s compliance with the obligations of such Shareholder set forth in Section 1.01.

(e) Acquiror shall promptly provide each Shareholder with copies of any and all instructions and other documents delivered by Acquiror to any broker in respect of Shares represented by ADSs beneficially owned by such Shareholder

Section 1.03. Capacity as a Shareholder. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict Shareholder in his capacity as a director or officer of the Company or any designee, employee, representative or affiliate of any Shareholder who is a director or officer of the Company from acting in such capacity or voting in such person’s sole discretion on any matter (it being understood that this Agreement shall apply to each Shareholder solely in such Shareholder’s capacity as a shareholder of the Company).

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

Each Shareholder represents and warrants to Acquiror that:

Section 2.01. Corporation Authorization. In the event of any Shareholder that is not a natural person, the execution, delivery and performance by such Shareholder of this Agreement and the consummation by such Shareholder of the transactions contemplated hereby are within the organizational powers of such Shareholder and have been duly authorized by all necessary organizational action. This agreement constitutes a valid and binding agreement of such Shareholder.

Section 2.02. Non-Contravention. The execution, delivery and performance by such Shareholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the constitutional documents of such Shareholder in the event of any Shareholder that is not a natural person, (ii) violate any Applicable Law (assuming the making of any filings that may be required under the HSR Act or filings that may be required under Section 13(d) or Section 16 of the 1934 Act, or as otherwise set forth in the Acquisition Agreement, and assuming that any and all filings with, notifications to, or approvals of or actions by any Governmental Authority (other than any Governmental Authority of or in the U.S. or the Cayman Islands) required in connection with the transactions contemplated by the Acquisition Agreement have been made or obtained in a timely manner) or (iii) require any consent or other action by any Person (excluding any Governmental Authority (other than any Governmental Authority of or in the U.S. or the Cayman Islands) and assuming the making of any filings that may be required under the HSR Act or filings that may be required under Section 13(d) or Section 16 of the 1934 Act, or as otherwise set forth in the Acquisition Agreement) under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such Shareholder is entitled under any provision of any agreement or other instrument binding on such Shareholder, except in the case of clauses (ii) and (iii) as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Shareholder’s performance of its obligations hereunder.

Section 2.03. Ownership of Shares. As of the date hereof, such Shareholder is the record and beneficial owner of the Shares that are not represented by ADSs and is the beneficial owner of the Shares that are represented by ADSs, in each case free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of the Shares), in each case other than any restrictions applicable to the Shares that may exist pursuant to securities laws. None of the Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares.

Section 2.04. Total Shares. As of the date hereof, except for the Shares set forth on the signature page hereto, such Shareholder does not beneficially own any (i) shares of the Company entitling such Shareholder to vote at meetings of shareholders of the Company, including the Company Shareholder Meeting, (ii) securities of the Company convertible into or exchangeable for shares of the Company entitling such Shareholder to vote at meetings of shareholders of the Company, including the Company Shareholder Meeting or (iii) options or other rights to acquire from the Company any shares of the Company or securities convertible into or exchangeable for shares of the Company entitling such Shareholder to vote at meetings of shareholders of the Company, including the Company Shareholder Meeting.

Section 2.05. Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Acquiror or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Shareholder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Acquiror represents and warrants to each Shareholder that:

Section 3.01. Corporation Authorization. The execution, delivery and performance by Acquiror of this Agreement and the consummation by Acquiror of the transactions contemplated hereby are within the corporate powers of Acquiror and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Acquiror.

Section 3.02. Non-Contravention. The execution, delivery and performance by Acquiror of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the constitutional documents of Acquiror, (ii) violate any Applicable Law (assuming the making of any filings that may be required under the HSR Act or filings that may be required under Section 13(d) or Section 16 of the 1934 Act, or as otherwise set forth in the Acquisition Agreement, and assuming that any and all filings with, notifications to, or approvals of or actions by any Governmental Authority (other than any Governmental Authority of or in the U.S. or the Cayman Islands) required in connection with the transactions contemplated by the Acquisition Agreement have been made or obtained in a timely manner) or (iii) require any consent or other action by any Person (excluding any Governmental Authority (other than any Governmental Authority of or in the U.S. or the Cayman Islands) and assuming the making of any filings that may be required under the HSR Act or filings that may be required under Section 13(d) or Section 16 of the 1934 Act, or as otherwise set forth in the Acquisition Agreement) under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Acquiror is entitled under any provision of any agreement or other instrument binding on Acquiror, except in the case of clauses (ii) and (iii) as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Acquiror’s performance of its obligations hereunder or under the Acquisition Agreement.

ARTICLE 4

COVENANTS OF SHAREHOLDERS

Each Shareholder hereby covenants and agrees that:

Section 4.01. No Proxies for or Encumbrances on Shares. Except pursuant to the terms of this Agreement, such Shareholder shall not, without the prior written consent of Acquiror, directly or indirectly, (i) grant any proxy or power of attorney or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) sell, assign, transfer, encumber, pledge or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance, pledge or other disposition of, any Shares during the term of this Agreement; provided, however, that such Shareholder may transfer any Shares to family members or for estate planning purposes so long as any applicable transferee prior to such transfer agrees in writing to be bound by the provisions of this Agreement (a copy of which written agreement shall promptly be provided to Acquiror) and such transfer shall not relieve such Shareholder from any of its obligations hereunder. Such Shareholder shall not seek or solicit any such sale, assignment, transfer, encumbrance, pledge or other disposition or any such contract, option or other arrangement or understanding.

Section 4.02. Options, Rights and Other Securities. Such Shareholder may, in its sole discretion, elect to exercise or convert, in whole or in part, any option, right or other security (and, including the Company Convertible Notes, the “Share Instruments”) exercisable for or convertible into Shares held by such Shareholder. All voting rights attached to Shares received by such Shareholder upon exercise or conversion of any Share Instrument which are entitled to vote at any meeting of shareholders of the Company at which the Scheme is presented for approval and adoption shall be exercised in accordance with this Agreement. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall obligate any Shareholder to convert any Share Instrument held by it at any time.

ARTICLE 5

MISCELLANEOUS

Section 5.01. Other Definitional and Interpretative Provisions. Unless specified otherwise, in this Agreement the obligations of any party consisting of more than one person are several and not joint. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof, including Section 5.03, and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

Section 5.02. Further Assurances. Subject to the final sentence of Section 4.02, from the date hereof until this Agreement is terminated pursuant to Section 5.03, Acquiror and the Shareholders will each use reasonable best efforts to execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to effectuate the rights of Acquiror and obligations of the Shareholders set forth in this Agreement.

Section 5.03. Amendments; Termination. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement shall automatically terminate upon the earliest to occur of (i) the termination of the Acquisition Agreement in accordance with its terms, (ii) the consummation of the Acquisition and (iii) the date of any amendment, modification, change or waiver of the Acquisition Agreement executed after the date hereof that results in (a) a decrease in the cash or stock portion of the Acquisition Consideration, (b) a decrease in the Acquisition Consideration (as defined in the Acquisition Agreement on the date hereof) or (c) any delay in the consummation of the Acquisition until after the End Date, in each case, that is not consented to in writing by each Shareholder in its sole discretion prior to such amendment, modification, change or waiver of the Acquisition Agreement.

Section 5.04. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.05. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that, subject to Section 4.01, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Acquiror may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided that such transfer or assignment shall not relieve Acquiror of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Acquiror.

Section 5.06. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the conflicts of law rules of such state, other than with respect to any matters to which the Cayman Companies Law mandatorily applies, with respect to which the Cayman Companies Law shall apply.

Section 5.07. Jurisdiction. (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party that is neither a U.S. resident nor organized under the laws of the U.S., any State thereof or the District of Columbia (any such party, a “Foreign Party”) agrees that service of process on such party as provided in Section 5.07(b), with written notice of said service to such party as provided in Section 5.12, shall be deemed effective service of process on such party.

(b) EACH FOREIGN PARTY HEREBY IRREVOCABLY DESIGNATES WUXI APPTEC, INC. (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE AT 2540 EXECUTIVE DRIVE, ST. PAUL, MN 55120, ATTENTION: SCOTT KRAMER AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT. SUCH FOREIGN PARTY SHALL TAKE ALL SUCH ACTIONS AS MAY BE REASONABLY NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT SUCH FOREIGN PARTY WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN THE UNITED STATES OF AMERICA. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW. EACH FOREIGN PARTY EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING WAIVER IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

Section 5.08 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 5.09. Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 5.10. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity.

Section 5.11. Capitalized Terms. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Acquisition Agreement as of the date hereof.

Section 5.12. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Acquiror, as provided in Section 11.01 of the Acquisition Agreement:

if to any Shareholder, to:

the Company as provided in Section 11.01 of the Acquisition Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Charles River Laboratories International, Inc.

By:	/s/ James C. Foster
	Name:	James C. Foster
	Title:	Chairman, President & CEO

[Voting Agreement]

By:	/s/ Dr. Ge Li
Name:	Dr. Ge Li

Shares owned by Dr. Ge Li as of the date hereof (excluding any Shares on the signature pages of the other Shareholders):

4 Shares not represented by ADSs

9,852,656 Shares represented by 1,231,582 ADSs

Options, rights and other securities owned by Dr. Ge Li as of the date hereof that are exercisable for or convertible into Shares (both vested and unvested, as the case may be, but excluding any options, rights or other securities on the signature pages of the other Shareholders):

941,336 vested restricted stock units

1,965,336 unvested restricted stock units

320,000 Shares issuable upon the exercise of vested options

640,000 Shares issuable upon the exercise of unvested options

[Voting Agreement]

J.P. MORGAN TRUST COMPANY OF DELAWARE, AS TRUSTEE FOR NGM FAMILY 2006 IRREVOCABLE TRUST

By:	/s/ Michael B. Yulsman
Name:	Michael B. Yulsman
Title:	Vice President

Shares owned by the NGM Family 2006 Irrevocable Trust as of the date hereof (excluding any Shares on the signature pages of the other Shareholders):

9,179,291 Shares not represented by ADSs

759,120 Shares represented by 94,890 ADSs

Options, rights and other securities owned by the NGM Family 2006 Irrevocable Trust as of the date hereof that are exercisable for or convertible into Shares (both vested and unvested, as the case may be, but excluding any options, rights or other securities on the signature pages of the other Shareholders):

None

[Voting Agreement]

Exhibit 99.5

EXECUTION COPY

VOTING AGREEMENT

AGREEMENT, dated as of April 26, 2010 between Charles River Laboratories International, Inc., a Delaware corporation (“Acquiror”), and the shareholders listed on the signature pages hereto (each a “Shareholder” and, collectively, “Shareholders”).

WHEREAS, in order to induce Acquiror to enter into an Agreement and Plan of Arrangement, dated as of the date hereof (the “Acquisition Agreement”), with WuXi PharmaTech (Cayman) Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), Acquiror has requested Shareholders, and Shareholders have agreed, to enter into this Agreement with respect to all ordinary shares, with a par value of $0.02 per ordinary share, of the Company that Shareholders beneficially own (including any ordinary shares that Shareholders acquire after the date hereof, including upon exercise or conversion of any options, rights or other securities convertible into or exercisable for ordinary shares) (the “Shares”), including shares represented in American Depositary Shares of the Company, each representing eight ordinary shares (the “ADSs”); provided that the term Shares shall not include any options, rights or other securities convertible into or exercisable for ordinary shares of the Company.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1

GRANT OF PROXY AND POWER OF ATTORNEY; VOTING AGREEMENT

Section 1.01. Voting Agreement. Each Shareholder hereby agrees to vote or exercise its right to consent with respect to all Shares that such Shareholder is entitled to vote at the time of any vote to approve the Scheme at any meeting of the shareholders of the Company, and at any adjournment thereof, at which the Scheme (or any amended version thereof (subject to Section 5.03)), is submitted for the consideration and vote of the shareholders of the Company. Each Shareholder hereby agrees that it will not vote any Shares in favor of, or consent to, and will vote against and not consent to, the approval of any (i) Company Acquisition Proposal, (ii) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company or (iii) corporate action the consummation of which would prevent, interfere with, impede or delay the consummation of the transactions contemplated by the Acquisition Agreement. Except as expressly set forth in this Section 1.01, nothing in this Agreement shall limit the right of each Shareholder to vote or exercise its right to consent in favor of or against, or abstain with respect to, any matter presented to the Company’s shareholders, including in connection with the election of directors.

Section 1.02. Irrevocable Proxy/Power of Attorney. (a) Each Shareholder hereby revokes any and all previous proxies granted with respect to the Shares. Subject to Section 1.02(d), by entering into this Agreement, each Shareholder hereby grants a proxy appointing Acquiror as such Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Shareholder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power solely in the manner permitted by Section 1.01. The proxy granted by each Shareholder pursuant to this Article 1 is irrevocable and is granted in consideration of Acquiror entering into this Agreement and the Acquisition Agreement and incurring certain related fees and expenses. The proxy granted by each Shareholder shall be automatically revoked upon termination of this Agreement in accordance with its terms.

(b) Subject to Section 1.02(d), each Shareholder hereby constitutes and appoints Acquiror its attorney-in-fact, with full power of substitution, for and in such Shareholder’s name, for the following purpose:

To execute and deliver, for and in such Shareholder’s name, the relevant instruction to any applicable broker with respect to all ADSs held by such Shareholder immediately prior to the Company Shareholder Meeting through such broker, instructing such broker to instruct the registered holder to vote or cause to be voted the Shares represented by such ADSs solely in the manner permitted by Section 1.01.

(c) Each Shareholder hereby ratifies and confirms everything said attorney-in-fact may do by virtue of, and in accordance with, this Section. The power of attorney granted hereby is intended to secure an interest in property and, in addition, the obligations of such Shareholder under this Agreement, and shall be irrevocable. The power of attorney set forth in this Section shall not be revoked by any subsequent power of attorney such Shareholder may execute.

(d) Notwithstanding any provision of this Agreement to the contrary, Acquiror (or its proxy or substitute) shall be authorized to exercise the rights granted to it in Section 1.02(a) or instruct any applicable broker to vote Shares represented by ADSs beneficially owned by such Shareholder pursuant to Section 1.02(b), in each case, only in the event such Shareholder has failed to deliver at least five Business Days prior to the Company Shareholder Meeting, as applicable, (i) to the Secretary of the Company (with a copy to Acquiror) a duly executed proxy card with respect to Shares for which such Shareholder is a record holder and (ii) to the applicable broker (with a copy to Acquiror) a duly executed instruction with respect to ADSs beneficially owned by such Shareholder, in each case voting the Shares in the manner permitted by Section 1.01 or in the event such proxy card or instruction has been thereafter modified or revoked or otherwise fails to provide evidence of Shareholder’s compliance with the obligations of such Shareholder set forth in Section 1.01.

(e) Acquiror shall promptly provide each Shareholder with copies of any and all instructions and other documents delivered by Acquiror to any broker in respect of Shares represented by ADSs beneficially owned by such Shareholder

Section 1.03. Capacity as a Shareholder. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict Shareholder in his capacity as a director or officer of the Company or any designee, employee, representative or affiliate of any Shareholder who is a director or officer of the Company from acting in such capacity or voting in such person’s sole discretion on any matter (it being understood that this Agreement shall apply to each Shareholder solely in such Shareholder’s capacity as a shareholder of the Company).

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

Each Shareholder represents and warrants to Acquiror that:

Section 2.01. Corporation Authorization. In the event of any Shareholder that is not a natural person, the execution, delivery and performance by such Shareholder of this Agreement and the consummation by such Shareholder of the transactions contemplated hereby are within the organizational powers of such Shareholder and have been duly authorized by all necessary organizational action. This agreement constitutes a valid and binding agreement of such Shareholder.

Section 2.02. Non-Contravention. The execution, delivery and performance by such Shareholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the constitutional documents of such Shareholder in the event of any Shareholder that is not a natural person, (ii) violate any Applicable Law (assuming the making of any filings that may be required under the HSR Act or filings that may be required under Section 13(d) or Section 16 of the 1934 Act, or as otherwise set forth in the Acquisition Agreement, and assuming that any and all filings with, notifications to, or approvals of or actions by any Governmental Authority (other than any Governmental Authority of or in the U.S. or the Cayman Islands) required in connection with the transactions contemplated by the Acquisition Agreement have been made or obtained in a timely manner) or (iii) require any consent or other action by any Person (excluding any Governmental Authority (other than any Governmental Authority of or in the U.S. or the Cayman Islands) and assuming the making of any filings that may be required under the HSR Act or filings that may be required under Section 13(d) or Section 16 of the 1934 Act, or as otherwise set forth in the Acquisition Agreement) under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such Shareholder is entitled under any provision of any agreement or other instrument binding on such Shareholder, except in the case of clauses (ii) and (iii) as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Shareholder’s performance of its obligations hereunder.

Section 2.03. Ownership of Shares. As of the date hereof, such Shareholder is the record and beneficial owner of the Shares that are not represented by ADSs and is the beneficial owner of the Shares that are represented by ADSs, in each case free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of the Shares), in each case other than any restrictions applicable to the Shares that may exist pursuant to securities laws. None of the Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares.

Section 2.04. Total Shares. As of the date hereof, except for the Shares set forth on the signature page hereto, such Shareholder does not beneficially own any (i) shares of the Company entitling such Shareholder to vote at meetings of shareholders of the Company, including the Company Shareholder Meeting, (ii) securities of the Company convertible into or exchangeable for shares of the Company entitling such Shareholder to vote at meetings of shareholders of the Company, including the Company Shareholder Meeting or (iii) options or other rights to acquire from the Company any shares of the Company or securities convertible into or exchangeable for shares of the Company entitling such Shareholder to vote at meetings of shareholders of the Company, including the Company Shareholder Meeting.

Section 2.05. Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Acquiror or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Shareholder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Acquiror represents and warrants to each Shareholder that:

Section 3.01. Corporation Authorization. The execution, delivery and performance by Acquiror of this Agreement and the consummation by Acquiror of the transactions contemplated hereby are within the corporate powers of Acquiror and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Acquiror.

Section 3.02. Non-Contravention. The execution, delivery and performance by Acquiror of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the constitutional documents of Acquiror, (ii) violate any Applicable Law (assuming the making of any filings that may be required under the HSR Act or filings that may be required under Section 13(d) or Section 16 of the 1934 Act, or as otherwise set forth in the Acquisition Agreement, and assuming that any and all filings with, notifications to, or approvals of or actions by any Governmental Authority (other than any Governmental Authority of or in the U.S. or the Cayman Islands) required in connection with the transactions contemplated by the Acquisition Agreement have been made or obtained in a timely manner) or (iii) require any consent or other action by any Person (excluding any Governmental Authority (other than any Governmental Authority of or in the U.S. or the Cayman Islands) and assuming the making of any filings that may be required under the HSR Act or filings that may be required under Section 13(d) or Section 16 of the 1934 Act, or as otherwise set forth in the Acquisition Agreement) under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Acquiror is entitled under any provision of any agreement or other instrument binding on Acquiror, except in the case of clauses (ii) and (iii) as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Acquiror’s performance of its obligations hereunder or under the Acquisition Agreement.

ARTICLE 4

COVENANTS OF SHAREHOLDERS

Each Shareholder hereby covenants and agrees that:

Section 4.01. No Proxies for or Encumbrances on Shares. Except pursuant to the terms of this Agreement, such Shareholder shall not, without the prior written consent of Acquiror, directly or indirectly, (i) grant any proxy or power of attorney or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) sell, assign, transfer, encumber, pledge or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance, pledge or other disposition of, any Shares during the term of this Agreement; provided, however, that such Shareholder may transfer any Shares to one or more Affiliates so long as any applicable transferee prior to such transfer agrees in writing to be bound by the provisions of this Agreement (a copy of which written agreement shall promptly be provided to Acquiror) and such transfer shall not relieve such Shareholder from any of its obligations hereunder. Such Shareholder shall not seek or solicit any such sale, assignment, transfer, encumbrance, pledge or other disposition or any such contract, option or other arrangement or understanding.

Section 4.02. Options, Rights and Other Securities. Such Shareholder may, in its sole discretion, elect to exercise or convert, in whole or in part, any option, right or other security (and, including the Company Convertible Notes, the “Share Instruments”) exercisable for or convertible into Shares held by such Shareholder. All voting rights attached to Shares received by such Shareholder upon exercise or conversion of any Share Instrument which are entitled to vote at any meeting of shareholders of the Company at which the Scheme is presented for approval and adoption shall be exercised in accordance with this Agreement. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall obligate any Shareholder to convert any Share Instrument held by it at any time.

ARTICLE 5

MISCELLANEOUS

Section 5.01. Other Definitional and Interpretative Provisions. Unless specified otherwise, in this Agreement the obligations of any party consisting of more than one person are several and not joint. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof, including Section 5.03, and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

Section 5.02. Further Assurances. Subject to the final sentence of Section 4.02, from the date hereof until this Agreement is terminated pursuant to Section 5.03, Acquiror and the Shareholders will each use reasonable best efforts to execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to effectuate the rights of Acquiror and obligations of the Shareholders set forth in this Agreement.

Section 5.03. Amendments; Termination. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement shall automatically terminate upon the earliest to occur of (i) the termination of the Acquisition Agreement in accordance with its terms, (ii) the consummation of the Acquisition and (iii) the date of any amendment, modification, change or waiver of the Acquisition Agreement executed after the date hereof that results in (a) a decrease in the cash or stock portion of the Acquisition Consideration, (b) a decrease in the Acquisition Consideration (as defined in the Acquisition Agreement on the date hereof) or (c) any delay in the consummation of the Acquisition until after the End Date, in each case, that is not consented to in writing by each Shareholder in its sole discretion prior to such amendment, modification, change or waiver of the Acquisition Agreement.

Section 5.04. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense; provided that on the Closing Date, Acquiror shall cause the Company to reimburse the Shareholders for the Shareholders’ reasonable and documented costs, fees and expenses, including the reasonable costs, fees and expenses of legal counsel, incurred by the Shareholders in connection with the negotiation and execution and delivery of this Agreement and the transactions contemplated hereby and any instrument delivered in connection herewith as well as any amendments, modifications or waivers hereof; provided further that the aggregate amount of such reimbursement provided to the Shareholders shall not exceed $15,000.

Section 5.05. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that, subject to Section 4.01, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Acquiror may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided that such transfer or assignment shall not relieve Acquiror of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Acquiror.

Section 5.06. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the conflicts of law rules of such state, other than with respect to any matters to which the Cayman Companies Law mandatorily applies, with respect to which the Cayman Companies Law shall apply.

Section 5.07. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

Section 5.08 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 5.09. Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 5.10. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity.

Section 5.11. Capitalized Terms. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Acquisition Agreement as of the date hereof.

Section 5.12. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Acquiror, as provided in Section 11.01 of the Acquisition Agreement:

if to any Shareholder, to:

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

Attention: Scott A. Arenare, Esq.

Fax: (212) 878-9200

with copies to the Company as provided in Section 11.01 of the Acquisition Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Charles River Laboratories International, Inc.

By:	/s/ James C. Foster
	Name:	James C. Foster
	Title:	Chairman, President & CEO

[Voting Agreement]

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By:	Warburg Pincus X, L.P., its general partner

By:	Warburg Pincus X LLC, its general partner

By:	Warburg Pincus Partners, LLC, its managing member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Jonathan Leff
Name:	Jonathan Leff
Title:	Partner

Shares owned by Warburg Pincus Private Equity X, L.P. as of the date hereof:

25,977,440 Shares not represented by ADSs; and

10,106,880 Shares represented by 1,263,360 ADSs

[Voting Agreement]

WARBURG PINCUS X PARTNERS, L.P.

By:	Warburg Pincus X, L.P., its general partner

By:	Warburg Pincus X LLC, its general partner

By:	Warburg Pincus Partners, LLC, its managing member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Jonathan Leff
Name:	Jonathan Leff
Title:	Partner

Shares owned by Warburg Pincus X Partners, L.P. as of the date hereof:

831,056 Shares not represented by ADSs; and

323,336 Shares represented by 40,417 ADSs

[Voting Agreement]

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